Branch 18 40-33
811-8962

FRANKLIN TEMPLETON
INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

March 25, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, Northern District of California in the matter of McAlvey v. Franklin Resources, Inc., et al., Derivative Complaint, Case No. C 04 0628 PJH.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-5824.

Sincerely,

David P. Goss

David P. Goss
Associate General Counsel

Enclosure

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

Exhibit A		
Fund/Trust Name	***811 Number***	***Adviser***
Adjustable Rate Securities Portfolio	811-6242	Franklin Advisers, Inc.
Franklin California Tax-Free Income Fund, Inc.	811-730	Franklin Advisers, Inc.
Franklin California Tax-Free Trust	811-4356	Franklin Advisers, Inc.
Franklin Capital Growth Fund	811-334	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.	811-537	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.– *Franklin Growth Fund*	811-537	Franklin Investment Advisory Services, Inc.
Franklin Federal Money Fund	811-3052	Franklin Advisers, Inc.
Franklin Federal Tax-Free Income Fund	811-3395	Franklin Advisers, Inc.
Franklin Floating Rate Master Trust	811-09869	Franklin Advisers, Inc.
Franklin Global Trust- -Global Aggressive Growth -Global Growth -Internat'l Smaller Cos. Growth	811-10157	Franklin Advisers, Inc. (subadvised by Fiduciary International, Inc.)
Franklin Global Trust- -Fiduciary European Smaller Companies		

-Fiduciary Large Capitalization Growth and Income -Fiduciary Small Capitalization Equity -Fiduciary Core Fixed Income -Fiduciary Core Plus Fixed Income -Fiduciary High Income	811-10157	Fiduciary International, Inc. (subadvised by Franklin Advisers, Inc.)
Franklin Gold and Precious Metals	811-1700	Franklin Advisers, Inc.
Franklin High Income Trust	811-1608	Franklin Advisers, Inc.
Franklin Investors Securities Trust	811-4986	Franklin Advisers, Inc.
Franklin Managed Trust	811-4894	Franklin Advisory Services, Inc.
Franklin Money Fund	811-2605	Franklin Advisers, Inc.
Franklin Municipal Securities Trust	811-6481	Franklin Advisers, Inc.
Franklin Mutual Series Fund, Inc.	811-5387	Franklin Mutual Advisers, Inc.
Franklin New York Tax-Free Income	811-3479	Franklin Advisers, Inc.
Franklin New York Tax-Free Trust	811-4787	Franklin Advisers, Inc.
Franklin Real Estate Securities Trust	811-8034	Franklin Advisers, Inc.
Franklin Strategic Mortgage Portfolio	811-7288	Franklin Advisers, Inc.
Franklin Strategic Series -all except U.S. Long-Short	811-6243	Franklin Advisers, Inc. (U.S. L-S subadvised by Franklin Templeton

		Alternative Strategies, Inc.
Franklin Tax-Exempt Money Fund	811-3193	Franklin Advisers, Inc.
Franklin Tax-Free Trust	811-4149	Franklin Advisers, Inc.
Franklin Templeton Fund Allocator Series	811-7851	Franklin Advisers, Inc.
Franklin Templeton Global Trust	811-4450	Franklin Advisers, Inc.
Franklin Templeton International Trust Templeton Foreign Smaller Cos. Templeton Global Long-Short	811-6336	Franklin Advisers, Inc. -subadvised by Templeton Investment Counsel, LLC and further subadvised by Franklin Templeton Investments (Asia) Limited -subadvised by Templeton Global Advisors, Ltd.
Franklin Templeton Money Fund Trust	811-8962	Franklin Advisers, Inc.
Franklin Templeton Variable Insurance Products Trust -Templeton Developing Markets -Templeton Global Asset Allocation -Templeton Growth Securities	811-5583	Franklin Advisers, Inc. Templeton Asset Management, Ltd. Templeton Investment Counsel, Inc. (subadvised by Franklin Advisers, Inc.)

		-Templeton Global Advisors, Ltd. (subadvised by Templeton Asset Management, Ltd.
Franklin Value Investors Trust	811-5878	Franklin Advisory Services, LLC
Institutional Fiduciary Trust	811-4267	Franklin Advisers, Inc.
The Money Market Portfolios	811-7038	Franklin Advisers, Inc.
Franklin Universal Trust (closed end)	811-5569	Franklin Advisers, Inc.
Templeton China World	811-7876	Templeton Asset Management, Ltd.
Templeton Developing Markets Trust	811-6378	Templeton Asset Management, Ltd.
Templeton Funds, Inc.	811-2781	Templeton Global Advisors, Ltd.
Templeton Global Investment Trust	811-8226	*Templeton Internat'l (ex EM) Fund-* Templeton Global Advisors, Ltd. *FT Non-U.S. Dynamic Core Equity Series-* Franklin Templeton Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.
Templeton Global Opportunities Trust	811-5914	Templeton Investment Counsel, LLC
Templeton Global Smaller Companies Fund, Inc.	811-3143	Templeton Investment Counsel, LLC -subadvised by F-T Investments (Asia)

		Ltd
Templeton Growth Fund, Inc.	811-4892	Templeton Global Advisors, Ltd.
Templeton Income Trust	811-4706	Franklin Advisers, Inc.
Not sure if mentioned in Complaint directly, but Templeton Institutional Funds, Inc.	811-6135	*Emerging Markets Series* – Templeton Asset Management, Ltd. *Emerging Fixed Income Markets Series* – Franklin Advisers, Inc. *Foreign Equity Series* – Templeton Investment Counsel, Inc. *Foreign Smaller Companies Series* – Templeton Investment Counsel, LLC -subadvised by FT Investments (Asia) Limited *FT Non U.S. Core Equity Series* – FT Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.

FRANKLIN TEMPLETON
INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

March 25, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, Northern District of California in the matter of McAlvey v. Franklin Resources, Inc., et al., Derivative Complaint, Case No. C 04 0628 PJH.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-5824.

Sincerely,

David P. Goss

David P. Goss
Associate General Counsel

Enclosure

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

60

AO 440 (Rev. 10/93) Summons in a Civil Action

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

RYAN MCALVEY, derivatively on behalf of the FRANKLIN BIOTECHNOLOGY DISCOVERY FUND, FRANKLIN STRATEGIC SERIES, and the FRANKLIN TEMPLETON FUNDS,

Plaintiffs,

v.

FRANKLIN RESOURCES, INC., et al.

Defendants.

and

Nominal Defendants.

SUMMONS IN A CIVIL CASE

CASE NUMBER: C 04 0628 PJH

TO: FRANKLIN STRATEGIC SERIES, FRANKLINBIOTECHNOLOGY DISCOVERY FUND, and the FRANKLIN TEMPLETON FUNDS

Defendants: FRANKLIN RESOURCES, INC., FRANKLIN ADVISORS, INC., TEMPLETON/FRANKLININVESTMENT SERVICES, INC., FRANKLINMUTUAL ADVISERS, LLC, FRANKLINPRIVATE CLIENT SERVICES, INC., FRANKLIN TEMPLETON STRATEGIC GROWTH FUND, L.P., CHARLES B. JOHNSON, GREGORY JOHNSON, MARTINFLANAGAN, WILLIAM POST, ED JAMIESON, GREG JOHNSON, SECURITY BROKERAGE, INC., DANIEL G. CALUGAR, DCIP,L.P. HARMON E. BURNS, RUPERT H. JOHNSON, JR., FRANK H. ABBOTT, III, HARRIS J. ASHTON, S. JOSEPH FORTUNATO, EDITH E. HOLIDAY, JOHN DOES 1-50, and JOHN DOES 51-100

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY

Francis M. Gregorek (144785)
WOLF HALDENSTEIN ADLER FREEMAN & HERZ
750 B Street, Suite 2770
San Diegoe, CA 92101
Telephone: 619/239-4599

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgement by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

... W. WIEKING

CLERK

FEB 13 2004

DATE

Helen L. Almacen

(BY) DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and Complaint was made by me [1]	DATE
Name of SERVER (PRINT)	TITLE

Check one box below to indicate appropriate method of service

___ Served Personally upon the Defendant. Place where served: ....

___ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and ..... discretion then residing therein.
Name of person with whom the summons and complaint were left

___ Returned unexecuted:

___ Other *(specify)*:

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______________________ ______________________________
Date *Signature of Server*

____
Address of Server

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

JS 44 - No. CALIF (Rev. 4/97)

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON PAGE TWO)

I.(a) PLAINTIFFS

RYAN MCALVEY, et al.

DEFENDANTS

FRANKLIN RESOURCES, INC., et al.

(b) COUNTY OF RESIDENCE OF FIRST LISTED PLAINTIFF (EXCEPT IN U.S. PLAINTIFF CASES)

St. Louis County

COUNTY OF RESIDENCE OF FIRST LISTED DEFENDANT (IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED. San Mateo County

E-filing

(c) ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER)

Francis M. Gregorek Telephone: 619/239-4599
WOLF HALDENSTEIN ADLER FREEMAN & HERZ
750 B Street, Suite 2770, San Diego, CA 92101

ATTORNEYS (IF KNOWN)

II. BASIS OF JURISDICTION (PLACE AN " " IN ONE BOX ONLY)

☐ 1 U.S. Government Plaintiff
☐ 2 U.S. Government Defendant
☒ 3 Federal Question (U.S. Government Not a Party)
☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (PLACE AN " " IN ONE BOX FOR PLAINTIFF AND ONE BOX FOR DEFENDANT)

(For diversity cases only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. ORIGIN (PLACE AN " " IN ONE BOX ONLY)

☒ 1 Original Proceeding
☐ 2 Removed from State Court
☐ 3 Remanded from Appellate Court
☐ 4 Reinstated or Reopened
☐ 5 Transfered from Another district (specify)
☐ 6 Multidistrict Litigation
☐ 7 Appeal to District Judge from Magistrate Judgment

V. NATURE OF SUIT (PLACE AN " " IN ONE BOX ONLY)

CONTRACT

☐ 110 Insurance
☐ 120 Marine
☐ 130 Miller Act
☐ 140 Negotiable Instrument
☐ 150 Recovery of Overpayment & Enforcement of Judgment
☐ 151 Medicare Act
☐ 152 Recovery of Defaulted Student Loans (Excl Veterans)
☐ 153 Recovery of Overpayment of Veteran's Benefits
☐ 160 Stockholders Suits
☐ 190 Other Contract
☐ 195 Contract Product Liability

TORTS

PERSONAL INJURY

☐ 310 Airplane
☐ 315 Airplane Product Liability
☐ 320 Assault Libel & Slander
☐ 330 Federal Employers Liability
☐ 340 Marine
☐ 345 Marine Product Liability
☐ 350 Motor Vehicle
☐ 355 Motor Vehicle Product Liability
☐ 360 Other Personal Injury

PERSONAL INJURY

☐ 362 Personal Injury Med Malpractice
☐ 365 Personal Injury Product Liability
☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY

☐ 370 Other Fraud
☐ 371 Truth in Lending
☐ 380 Other Personal Property Damage
☐ 385 Property Damage Product Liability

FORFEITURE/PENALTY

☐ 610 Agriculture
☐ 620 Other Food & Drug
☐ 625 Drug Related Seizure of Property 21 USC 881
☐ 630 Liquor Laws
☐ 640 RR & Truck
☐ 650 Airline Regs
☐ 660 Occupational Safety/Health
☐ 690 Other

BANKRUPTCY

☐ 422 Appeal 28 USC 158
☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS

☐ 820 Copyrights
☐ 830 Patent
☐ 840 Trademark

LABOR

☐ 710 Fair Labor Standards Act
☐ 720 Labor/Mgmt Relations
☐ 730 Labor/Mgmt Reporting & Disclosure Act
☐ 740 Railway Labor Act
☐ 790 Other Labor Litigation
☐ 791 Empl.Ret. Inc. Security Act

SOCIAL SECURITY

☐ 861 HIA (1395ff)
☐ 862 Black Lung (923)
☐ 863 DIWC/DIWW (405(g))
☐ 864 SSID Title XVI
☐ 865 RSI (405(g))

FEDERAL TAX SUITS

☐ 870 Taxes (US Plaintiff or Defendant
☐ 871 IRS - Third Party 26 USC 7609

OTHER STATUTES

☐ 400 State Reapportionment
☐ 410 Antitrust
☐ 430 Banks and Banking
☐ 450 Commerce/ICC Rates/etc.
☐ 460 Deportation
☐ 470 Racketeer Influenced and Corrupt Organizations
☐ 810 Selective Service
☐ 850 Securities/Commodities/Exchange
☐ 875 Customer Challenge 12 USC 3410
☐ 891 Agricultural Acts
☐ 892 Economic Stabilization Act
☐ 893 Environmental Matters
☐ 894 Energy Allocation Act
☐ 895 Freedom of Information Act
☐ 900 Appeal of Fee Determination Under Equal Access to Justice
☐ 950 Constitutionality of State Statutes
☒ 890 Other Statutory Actions

REAL PROPERTY

☐ 210 Land Condemnation
☐ 220 Foreclosure
☐ 230 Rent Lease & Ejectment
☐ 240 Torts to Land
☐ 245 Tort Product Liability
☐ 290 All Other Real Property

CIVIL RIGHTS

☐ 441 Voting
☐ 442 Employment
☐ 443 Housing
☐ 444 Welfare
☐ 440 Other Civil Rights

PRISONER PETITIONS

☐ 510 Motion to Vacate Sentence Habeas Corpus:
☐ 530 General
☐ 535 Death Penalty
☐ 540 Mandamus & Other
☐ 550 Civil Rights
☐ 555 Prison Condition

VI. CAUSE OF ACTION (CITE THE US CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE BRIEF STATEMENT OF CAUSE. DO NOT CITE JURISDICTIONAL STATUTES UNLESS DIVERSITY)

Section 44 of the Investment Company Act of 1940, 15 U.S.C. Section 80a-43

VII. REQUESTED IN COMPLAINT:

☐ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DEMAND $

☒ CHECK YES only if demanded in complaint:

JURY DEMAND: ☒ YES ☐ NO

VIII. RELATED CASE(S) IF ANY

PLEASE REFER TO CIVIL L.R. 3-12 CONCERNING REQUIREMENT TO FILE "NOTICE OF RELATED CASE".

IX. DIVISIONAL ASSIGNMENT (CIVIL L.R. 3-2) (PLACE A " " IN ONE BOX ONLY)

☒ SAN FRANCISCO/OAKLAND ☐ SAN JOSE

DATE SIGNATURE OF ATTORNEY OF RECORD

[signature] 2/13/04

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
FRANCIS M. GREGOREK (144785)
BETSY C. MANIFOLD (182450)
FRANCIS A. BOTTINI, JR. (175783)
RACHELE R. RICKERT (190634)
Symphony Towers
750 B Street, Suite 2770
San Diego, CA 92101
Telephone: 619/239-4599

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

PJH

RYAN MCALVEY, derivatively on behalf of the FRANKLIN BIOTECHNOLOGY DISCOVERY FUND, FRANKLIN STRATEGIC SERIES, and the "FRANKLIN TEMPLETON FUNDS,"[1]	Civil Action No. C 04 0628
Plaintiffs,	DERIVATIVE COMPLAINT
v.	Plaintiffs Demand Trial By Jury
FRANKLIN RESOURCES, INC., FRANKLIN ADVISORS, INC., TEMPLETON/ FRANKLIN INVESTMENT SERVICES, INC., FRANKLIN MUTUAL ADVISERS, LLC, FRANKLIN PRIVATE CLIENT SERVICES, INC., FRANKLIN TEMPLETON STRATEGIC GROWTH FUND, L.P., CHARLES B. JOHNSON, GREGORY JOHNSON, MARTIN FLANAGAN, WILLIAM POST, ED JAMIESON, GREG JOHNSON, SECURITY BROKERAGE, INC., DANIEL G. CALUGAR, DCIP, L.P., HARMON E. BURNS, RUPERT H. JOHNSON, JR., FRANK H. ABBOTT, III , HARRIS J. ASHTON, S. JOSEPH FORTUNATO, EDITH E. HOLIDAY, JOHN DOES 1-50, and JOHN DOES 51-100,	
Defendants	

[Caption Continues On Next Page]

[1] A list of the "Franklin Templeton Funds" is attached to this Derivative Complaint as Exhibit A hereto.

FRANKLIN STRATEGIC SERIES, FRANKLINBIOTECHNOLOGY DISCOVERY FUND, and the "FRANKLIN TEMPLETON FUNDS,"

Nominal Defendants

Plaintiff, Ryan McAlvey, derivatively on behalf of the Franklin Biotechnology Discovery Fund, the Franklin Strategic Series, and the Franklin Templeton Funds, hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. §80a-43 and 28 U.S.C. §1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. §1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. This action is not a collusive one to confer jurisdiction on a court of the United States which it would not otherwise have.

4. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district.

5. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

6. Plaintiff Ryan McAlvey, a resident of St. Louis, Missouri, purchased shares of the Franklin Biotechnology Discovery Fund prior to May 1, 2000 and continues to hold such shares.

Franklin Defendants

7. Defendant Franklin Resources, Inc. ("Franklin") is a global investment management organization that operates under the marketing name of Franklin Templeton Investments. Franklin offers investment products under the Franklin, Templeton, Mutual Series, Bissett and Fiduciary brand names and manages investment vehicles for individuals, institutions, pension plans, trusts, and partnerships. Through its subsidiaries and affiliates that act as mutual

fund retailers, broker-dealers, and investment advisors, Franklin offers, sells and advises mutual funds, including, but not limited to, Franklin Templeton Funds. Franklin is a publicly held company organized under the laws of the state of Delaware and its shares trade on the New York Stock Exchange under the symbol "BEN". Franklin maintains its corporate headquarters at One Franklin Parkway, San Mateo, California, 94403-1906.

8. Defendant Franklin Advisers, Inc. ("FAI"), a wholly owned subsidiary of Franklin, was registered as an investment adviser under the Investment Advisers Act and, along with Franklin's wholly owned subsidiaries, Templeton/Franklin Investment Services, Inc. ("TFIS"), Franklin Mutual Advisers, LLC ("FMA") and Franklin Private Client Services, Inc. ("FPC"), was the adviser to the Franklin Templeton Funds during the period of misconduct alleged herein. FAI was the investment adviser to the Franklin Biotechnology Discovery Fund. Together, FAI and its affiliates manage over $322 billion in assets. As the investment adviser to many of the Franklin Templeton Funds, FAI directs the investments of the Franklin Templeton Funds in accordance with each fund's investment objectives, policies and restrictions. Directly, or through third parties, FAI provides the Franklin Templeton Funds with investment management and related administrative services and facilities, including portfolio management and trade execution. FAI is located at One Franklin Parkway, San Mateo, CA 94403-1906.

9. Defendant TFIS, a wholly owned subsidiary of Franklin, operating as "Templeton Private Client Group," was registered as an investment adviser under the Investment Advisers Act and, along with FAI, FMA and FPC, was the adviser to the Franklin Templeton Funds during the period of misconduct alleged herein. TFIS has offered separate account management to individuals, institutional clients, and nonprofit organizations since 1991. TFIS is located at One Franklin Parkway, San Mateo, CA 94403-1906.

10. Defendant FMA, a wholly owned subsidiary of Franklin, was registered as an investment adviser under the Investment Advisers Act and, along with TFIS, FAI, and FPC, was the adviser to the Franklin Templeton Funds during the period of misconduct alleged herein. FMA is located at 51 John F. Kennedy Parkway, Short Hills, NJ 07078.

11. Defendant FPC, a wholly owned subsidiary of Franklin, was registered as an investment adviser under the Investment Advisers Act and, along with FAI, TFIS and FMA, was the adviser to the Franklin Templeton Funds during the period of misconduct alleged herein. FPC has provided separate account management services to individuals, institutions, and nonprofit organizations since 1979. FPC is located at One Franklin Parkway, San Mateo, CA 94403-1906.

12. Defendant Franklin Templeton Strategic Growth Fund, L.P. ("Franklin Hedge Fund") is a Delaware limited partnership. Franklin Templeton Alternative Strategies, LLC is the General Partner and defendant Daniel G. Calugar ("Calugar") was one of the limited partners. Calugar's investment of $10 million was a "sticky asset," as defined below, in the Franklin Hedge Fund in exchange for market timing capacity in the Franklin Templeton Funds. Calugar's $10 million investment comprised 59% of the total assets of the Franklin Hedge Fund.

13. Defendant Charles B. Johnson ("Johnson") is, and at relevant times was, the Chairman of Franklin. Prior to January 1, 2004, and at all relevant times, Johnson was the Chief Executive Officer ("CEO") of Franklin and in that capacity he is and was ultimately responsible for the actions of Franklin.

14. Defendant Gregory Johnson is, and was at all relevant times, the President of Franklin and in that capacity he is and was responsible for the day-to-day operations of Franklin, including its Legal, Compliance, and Corporate Affairs. He has been the co-CEO of Franklin since January 1, 2004 and in that capacity he is and was ultimately responsible for the actions of Franklin.

15. Martin Flanagan has been the co-CEO of Franklin since January 1, 2004 and in that capacity he is and was ultimately responsible for the actions of Franklin.

16. Defendant William Post ("Post") was the President/CEO of the Northern California Region of TFIS and in that capacity was responsible for the day-to-day operations of TFIS and ultimately responsible for the actions of TFIS. Post also served as a portfolio manager of various Franklin Templeton Funds and in that capacity was responsible for investment decisions and oversight of the mutual funds managed. Post actively facilitated the unlawful market timing scheme alleged herein.

17. Defendant Ed Jamieson ("Jamieson") was the portfolio manager of the Franklin Small-Mid Cap Growth Fund ("FRSGX") during the relevant time period and knowingly participated in the facilitation of the illicit market timing scheme alleged herein.

18. Defendant Greg Johnson ("G. Johnson") was the President of TFIS during the relevant period of time and knowingly participated in the facilitation of the illicit market timing scheme alleged herein.

Calugar Defendants

19. Defendant Security Brokerage, Inc. ("SBI") was an NASD registered broker-dealer from July 1996 through November 18, 2003, located at 3960 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada, 89109. SBI was an active market timing participant and facilitated unlawful market timing activities in the Franklin Templeton Funds, among others.[2]

20. Defendant Calugar, a resident of Las Vegas, Nevada and Los Angeles, California, was the President, control person and 95% owner of SBI. Utilizing SBI, Calugar was an active market timing participant and facilitated unlawful market timing activities in the Franklin Templeton Funds, among others.[2]

21. DCIP, Limited Partnership ("DCIP") is a limited partnership formed in accordance with the laws of the State of Nevada. According to the Partnership Agreement, the purpose of the partnership is, in part, to "engage in the business of acquiring, owning, holding, trading, disposing of and otherwise dealing with Securities." Calugar is the General Partner of DCIP and the Class C Limited Partner.

John Does 1-50

22. The true identities, roles and capacities of John Does 1-50 have yet to be ascertained (the "Franklin Fiduciary Defendants"). Included as Franklin Fiduciary Defendants are insiders, *i.e.* employees and executives, of Franklin, FAI, TFIS, FMA, Franklin Strategic Series

---

[2] Defendants SBI and Calugar are the subject of a complaint filed by the Securities and Exchange Commission ("SEC") which alleges that they engaged in unlawful market timing schemes, including late trading, in mutual funds managed by Alliance Capital Management and Massachusetts Financial Services. *See Securities and Exchange Commission v. Calugar, et al.*, CV-S-03-1600-RCJ-RJJ (D. Nev. Dec. 22, 2003).

and the Franklin Templeton Funds including, but not limited to, fund managers, advisors, brokers and sales executives who, because of their relationship to the Franklin Templeton Funds had a fiduciary duty to the Franklin Templeton Funds, and breached such fiduciary duty through their participation and facilitation of the market timing scheme alleged herein.

John Does 51-100

23. The true identities, roles and capacities of John Does 51-100 have yet to be ascertained. Included in John Does 51-100 are hedge funds, hedge fund managers, brokerage firms and fiduciaries to the Franklin Templeton Funds who participated, exploited and perpetrated the unlawful late trading in Franklin Templeton Funds and knowingly violated the policies established, though not enforced because of the breaches of fiduciary duty of the Franklin Fiduciary Defendants, by the Franklin Templeton Funds. In addition, it includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the Franklin Defendants to make illicit trades in the Franklin Templeton Funds. Such defendants directly or indirectly profited by their own, or others', ability to engage in improper late trading and timing at the expense of non-participating Franklin Templeton Mutual Funds investors. Furthermore, John Does 51-100 actively enticed the Franklin Defendants to breach the fiduciary duties owed to the Franklin Templeton Funds through numerous means including the deposit of assets in other Franklin financial vehicles in exchange for the right to make short-term and late trades in the Franklin Templeton Funds. The identities of John Does 51-100 will be disclosed in amendments to this complaint when the true identities are discovered.

Trustee Defendants

24. The following Individual Defendants are each Trustees of the "Trust" (as defined in ¶24):

(a) Harmon E. Burns, Vice President (1991-present) and Trustee (1993-present); Oversees 34 Franklin Templeton Funds; Executive Vice President ("VP"), FAI; Vice Chairman, Member – Office of the Chairman and Director of Franklin; VP and Director Franklin Templeton Distributors, Inc.; Director, Franklin Investment Advisory Services, Inc.; officer and/or director or trustee of other subsidiaries of Franklin; officer of 48 of the investment companies in Franklin Templeton Investments.

(b) Charles B. Johnson, Chairman of the Board (1993-present) and Trustee (1991-present); Oversees 137 Franklin Templeton Funds; Chairman of the Board, CEO, Member – Office of the Chairman and Director of Franklin; VP, Franklin Templeton Distributors, Inc.; Director, Fiduciary Trust Company International; officer and/or director or trustee of other subsidiaries of Franklin; officer of 48 of the investment companies in Franklin Templeton Investments.

(c) Rupert H. Johnson, Jr., CEO (2002-present), President (1993-present) and Trustee (1991-present) – Investment Management; Oversees 114 Franklin Templeton Funds; Vice Chairman, Member – Office of the Chairman and Director, Franklin; Director, FAI and Franklin Investment Advisory Services, Inc; VP and Director, Franklin Templeton Distributors, Inc.; Director, Senior VP, Franklin Advisory Services, LLC; officer and/or director or trustee of other subsidiaries of Franklin; officer of 48 of the investment companies in Franklin Templeton Investments.

(d) Frank H. Abbott, III, Trustee (1991-present); Oversees 109 Franklin Templeton Funds; President and Director, Abbott Corporation (an investment company).

(e) Harris J. Ashton, Trustee (1991-present); Oversees 136 Franklin Templeton Funds; Formerly Director, RBC Holdings, Inc. (bank holding company) (until 2002).

(f) S. Joseph Fortunato, Trustee (1991-present); Oversees 140 Franklin Templeton Funds; Formerly member of the law firm of Pitney, Hardin, Kipp & Szuch.

(g) Edith E. Holiday, Trustee (1991-present); Oversees 88 Franklin Templeton Funds.

The Trustees elect the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. As indicated above, each Trustee serves as a trustee to numerous Franklin Templeton Funds. The address of each Trustee is One Franklin Parkway, San Mateo, CA 94403-1906.

Nominal Defendants

25. Nominal Defendant Franklin Strategic Series (the "Trust") is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company, consisting of thirteen separate series. The Trust is managed in its entirety by employees and executives of Franklin. Some of the Franklin Templeton Funds, including the Franklin Biotechnology Discovery Fund, are a non-diversified series of the Trust while other Franklin Templeton Funds, including the Franklin Small-Mid Cap Growth Fund, are diversified series of the Trust. The Trust holds the assets of those funds. The Trust is located at One Franklin Parkway, San Mateo, CA 94403-1906.

26. Nominal Defendants Franklin Biotechnology Discovery Fund (the "Fund") is a non-diversified mutual fund with assets held by the Trust with FAI as its advisor and manager. The Fund seeks capital appreciation and normally invests at least 80% of assets in equity securities of biotechnology companies whose activities include research, development, manufacture, and distribution of various biotechnological or biomedical products and services.

27. The defendants described in paragraphs 6-17 and 21 are sometimes referred to as the "Franklin Defendants." The defendants described in paragraphs 7-10 are sometimes referred to as the "Advisor." The defendants described in paragraphs 18-20 are sometimes referred to as the "Calugar Defendants." The defendants described in paragraphs 24-25 are sometimes referred to as the Nominal Defendants. The defendants described in paragraph 23 are sometimes referred to as the "Trustee Defendants." The defendants described in paragraph 21 are sometimes referred to as the "Franklin Fiduciary Defendants."

PRELIMINARY STATEMENT

28. This derivative action is brought to recover damages for injuries to the Franklin BiotechnologyDiscovery Fund, the Franklin Strategic Series, and the Franklin Templeton Funds and each of them caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the Franklin Templeton Funds which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

29. Each of the Franklin Defendants and the Trustee Defendants owed to the Franklin Templeton Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Franklin Templeton Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

Manipulative Devices

30. Like all other mutual funds, Franklin Templeton Funds shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed at or after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

Late Trading

31. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected

company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

32. "Late trading can be analogized to betting today on yesterday's horse races."[3] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

Timing

33. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

[3] State of New York v. Canary Capital Partners et al., Supr. Ct. of N.Y., Complaint ¶ 10.

34. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

35. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

36. Continued *successful* late-trading or timing requires the complicity of a funds' management.

37. The Franklin Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from the Advisor from as early as 2001 until February 2004. By failing to enforce and/or follow regulations and policies listed in Franklin Templeton Funds' prospectuses prohibiting late trading, the Advisor allowed and encouraged John Does 51-100 to rapidly buy and sell Franklin Templeton Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in a manner that was explicitly prohibited by Franklin Templeton Funds prospectuses. This conduct continued for a substantial amount of time and was well known within Franklin and the Advisor and amongst the fiduciaries responsible for the management of the Franklin Templeton Funds and was merely reflective of the self-dealing that pervaded the Franklin Defendant entities.

38. Because of the harm timing can cause, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits

without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. *See* Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002), http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify *every timing trade*, large movements in and out of funds, like those made by John Does 51-100 in the Franklin Templeton Funds, are easily apparent.

39. Although such trading was explicitly prohibited pursuant to the Franklin Templeton Funds prospectuses, Franklin Fiduciary Defendants intentionally did not attempt to discover the market timing trades or prohibit them.

40. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees are waived if the fund managers, i.e. the Advisor, are assisting the timer, or as here, are active participants in the timing scheme.

41. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their funds, they are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

42. From at least January 1, 2001 until February 2004, the Calugar Defendants and John Does 51-100, with the knowledge and assistance of the Advisor and Franklin Defendants, engaged in the illicit market timing scheme as described herein in various Franklin Templeton Funds.

43. Franklin had been conducting an internal investigation **at the behest** of regulators, including the SEC, the New York Attorney General and the Massachusetts's Secretary of State, who had issued Franklin and its subsidiaries subpoenas as part of the regulators' ongoing probe of

trading abuses. On December 22, 2003, Franklin announced that it had discovered that current and former employees had engaged in rapid "market timing" trading of fund shares in their personal 401(k) accounts. As a result, two of these employees, a trader and an officer, were placed on administrative leave and the officer resigned his positions with the Franklin Templeton Funds.

44. In addition to the illicit market timing activities that Franklin admitted to on December 22, 2003, the Franklin Defendants had also entered into market timing arrangements with outside parties. They did not disclose these market timing arrangements in their December 22, 2003 announcement. Franklin's market timing scheme with outside parties had begun in early 2001 and continued up to the present.

45. In an effort to structure new hedge funds that would be controlled and operated by Franklin and its subsidiaries, in early 2001, the Franklin Defendants began courting outside investors for investments in the hedge funds, including the Calugar Defendants. On April 6, 2001, Calugar opened a $30 million dollar profit sharing 401(k) account under the name of SBI.

46. At the time the Calugar Defendants opened their account, the Franklin Defendants knew that Calugar was a market timer. In fact, the Franklin Fiduciary Defendants had explicitly granted the Calugar Defendants permission to time Franklin Templeton Funds.

47. By August 14, 2001, the initial arrangement between the Calugar Defendants and the Franklin Defendants had expanded. On August 14, 2001, Calugar confirmed the agreement between the Calugar Defendants and the Franklin Defendants which allowed the Calugar Defendants market timing capacity of up to $45 million in exchange for a $10 million investment in the Franklin Templeton Hedge Fund. In a confirmation email to defendant Post, Calugar wrote:

> I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Hedge funds and Franklin Templeton Mutual funds:
>
> DCIP, LP (DCIP) will purchase $10 million in the Franklin Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20.
>
> During the balance of 2001, Security Brokerage, Inc. (SBI) will make purchases of up to $45 million in the Franklin Strategic Small Cap Growth Fund (FRSGX).

> These positions will be invested using a market timing approach we discussed and as described below. All positions will be held in the name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NSCC Fund/SERV. I will e-mail the account number for the mutual fund position as soon as the account is set up.
>
> The aggregate number of round trip exchanges between the Small Cap Growth Fund and the Franklin Money fund made by the market timing model will not exceed four per month. I recognize that market timing is a privilege and not a right, and should Franklin Templeton at any future time elect to terminate our exchange privilege for this account (or assess exchange fees on the account), we will promptly cease all exchange activity. As we discussed, should that decision be made, we would appreciate your exercising discretion to permit DCIP the option to redeem its hedge fund position.
>
> **My intent is that DCIP will keep the hedge fund positions for at least as long as Security Brokerage is permitted to have the timing allocation in Franklin Templeton mutual funds.**
>
> I very much appreciate the privilege of making these investments, and the work that you have done to make this possible.

(Emphasis added).

48. This agreement provided the Calugar Defendants the ability to use Franklin's Fund/SERV direct routing system in order to circumvent the Franklin market timing desk, the ability to make four (4) exchanges or round trips per month (the prior arrangement provided for two round trips a quarter), a direct violation of specific provisions of the Franklin Templeton Funds' prospectuses, and a waiver of the 2% redemption fee for any market timing trades in direct contravention of the anti-market timing fees set forth and required by the Franklin Templeton Funds' prospectuses.

49. Soon after entering into the agreement with the Franklin Defendants, defendant Calugar sought assurance from defendant Jamieson for his explicit permission to engage in the market timing activity. In addition, defendant Post informed defendants Jamieson and G. Johnson of the agreement and received assurance that they were willing to facilitate and allow the market timing activity.

50. Subsequent to the August agreement, the Calugar Defendants and the Franklin Defendants opened accounts to facilitate the market timing agreement. By October 29, 2001, the Calugar Defendants had begun market timing the Franklin Templeton Funds.

51. The activity alleged herein is the subject of an administrative complaint filed on February 4, 2004 by the Commonwealth of Massachusetts against Franklin, FAI, TFIS, Franklin Private Client Group, Inc. and Franklin/Templeton Distributors, Inc. charging these entities with violating the anti-fraud provisions of the Massachusetts Uniform Securities Act. That complaint also alleges that the Calugar Defendants and the Franklin Defendants agreed that, in exchange for an investment of $10 million in "sticky assets" in a Franklin controlled hedge fund, the Calugar Defendants would be provided $45 million in market timing capacity in the Franklin Templeton Funds.[4] The $10 million investment by Calugar was 59% of the hedge fund's capital and without the investment, the survival of the hedge fund was unlikely.

52. The market timing arrangement between the Franklin Defendants and the Calugar Defendants allowed and facilitated the Calugar Defendants' illicit market timing conduct, which, when implemented, allowed Calugar to circumvent purported market timing controls at Franklin, and avoid redemption fees that were in place to otherwise deter such market timing activity. This arrangement was known by the defendants to be in direct violation of the Franklin Templeton Funds policy, as set forth in the relevant prospectuses.

53. Throughout the duration of the market timing scheme, the Franklin Templeton Funds publicly maintained a policy with regard to market timers. The September 2000 prospectus for the Franklin Biotechnology Discovery Fund states:

> MARKET TIMERS The Natural Resources Fund and Technology Fund may restrict or refuse purchases or exchanges by Market Timers. **The Biotechnology Discovery Fund, Communications Fund and Health Care Fund do not allow investments by Market Timers.**
>
> You may be considered a Market Timer if you have (i) requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund, or (ii) exchanged shares out of any of the Franklin Templeton funds more than twice within a rolling 90 day period, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the fund. Accounts under common ownership or control with an account that is covered by (i), (ii), or (iii) are also subject to these limits.

---

[4] See In the Matter of Franklin Resources, Inc., et al., E-2004-007 (Mass. Feb. 4, 2004).

(Emphasis Added). Identical language stating FRSGX does not allow investments by Market Timers was contained in its prospectus and identical language was contained in prospectuses for other Franklin Templeton Funds.

54. In addition, Franklin acknowledged the harm caused to the fund by market timing activity. The September 2000 prospectus for the Franklin Biotechnology Discovery Fund and FRSGX states:

> Because **excessive trading can hurt Fund performance, operations and shareholders**, each Fund, effective November 1, 2000, reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) the Fund or its manager believes the Fund would be harmed or unable to invest effectively, or (ii) the Fund receives or anticipates simultaneous orders that may significantly affect the Fund.

(Emphasis added).

55. The Franklin Defendants were so aware of market timing activity that they had a "market timing desk," which identified market timers and through which market timers would submit their orders. In addition, Franklin Templeton Funds prospectuses discussed the Franklin Defendants' policies toward market timers. The September 2000 prospectus for the Franklin Biotechnology Discovery Fund states:

> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by a Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified Market Timers will be required to register with the market timing desk of Franklin Templeton Investor Services, Inc., and to place all purchase and exchange trade requests through the desk.

56. In 2001, the Franklin Templeton Funds' prospectuses included short-term redemption fees for the explicit purpose of discouraging market timers and compensating the fund for the harms it sustains through such conduct. The September 2001 prospectus for the Franklin Biotechnology Discovery Fund and FRSGX states:

> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by a Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified Market Timers will be required to register with the market timing desk of Franklin Templeton Investor Services, LLC, and to place all purchase and exchange trade requests through the desk. **Identified Market Timers who redeem or exchange their shares of the Biotechnology Discovery Fund within 90 days of purchase will be assessed a fee of 2% of redemption proceeds.** This redemption fee does

not apply to 401(k) participant accounts, accounts not held individually through Franklin Templeton Investors Services, LLC, and funds under the automatic dividend reinvestment program and the systematic withdrawal program.

57. The Franklin Defendants, Calugar Defendants and John Does 51-100 perpetrated the manipulative scheme on the Franklin Templeton Funds during the aforementioned time period with the complicity of the Franklin Defendants. The scheme, which had started and was actively being encouraged by 2001, violated the Advisors' fiduciary duties to the funds but gained the Franklin Defendants' substantial fees and other income for themselves and their affiliates, in addition to the substantial profits that were made by the Franklin Fiduciary Defendants and John Does 51-100 by engaging in the scheme. All such profits were made at the expense of Franklin Templeton Funds' shareholders.

58. The Advisor is the manager and investment advisor for all of the Franklin Templeton Funds. The Trustees of the Franklin Templeton Funds appoint the advisor for each Franklin Templeton Fund. The Advisor runs essential operations of the funds through its responsibilities of portfolio management and administrative services. The portfolio managers are all typically employees of the Advisor, not the mutual funds. The Advisor makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the Advisor makes. In what has unfortunately become a common mutual fund industry practice, the timer frequently offers the fund manager/Advisor more assets in exchange for the right to time, which increases the fees earned by the Advisor. In return, fund managers (*i.e.*, the Advisor) would allow timers (*e.g.*, a hedge fund) to target specific funds (*e.g.*, the Franklin Biotechnology Discovery Fund) which would be hurt in exchange for additional money in the managers' own pockets in the form of higher management fees resulting from the timers' placing of assets ("sticky funds") in other funds offered by the mutual fund company (Franklin), usually liquid asset funds.

59. The Franklin Fiduciary Defendants, employees, representatives, and fiduciaries inside the Franklin Defendants and the Franklin Templeton Funds were direct perpetrators, participants, and beneficiaries of the wrongdoing alleged herein. The Franklin Fiduciary

Defendants, the Calugar Defendants and John Does 51-100 were assisted to engage in the illicit scheme directly from the Franklin Defendants. By failing to enforce and/or follow policies and procedures set forth in Franklin Templeton Funds' prospectuses prohibiting rapid trading, the Advisor and the Franklin Defendants allowed and encouraged the Calugar Defendants and John Does 51-100 to engage in rapid short-term trading of the Franklin Templeton Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such wrongdoing, in contravention of the rules and policies explicitly set forth in the Franklin Templeton Funds prospectuses and in breach of the fiduciary duties owed to the Franklin Templeton Funds. This conduct continued for a substantial period of time and was well known by the Franklin Defendant entities and by the fiduciaries responsible for the management of the Franklin Templeton Funds, and was reflective of the self-dealing that pervaded the Franklin Defendant entities.

60. In the face of the policies set forth in the Franklin Templeton Fund prospectuses and the conduct required by their status as fiduciaries, the Franklin Defendants knowingly and deceptively permitted, and actively facilitated, the Franklin Fiduciary Defendants, the Calugar Defendants and John Does 51-100 market timing, by engaging in such self-dealing activity and by continuing such relationships with offending individuals to allow them to conduct late trading and/or market timing in the Franklin Templeton Funds to the detriment of the Franklin Templeton Funds.

61. Despite the representations in Franklin Templeton Fund prospectuses and related documents filed with the SEC, and despite knowledge of those representations, the Calugar Defendants and John Does 51-100 also participated in a scheme with the Franklin Defendants to engage in market timing that most other fund investors were not permitted to do. The Franklin Defendants as well as John Does 51-100 realized significant profits as a result of these timing arrangements at the expense of Franklin Templeton Fund investors. The Franklin Fiduciary Defendants, the Calugar Defendants and John Does 51-100 made trading profits from their market timing in the Franklin Templeton Funds. The Franklin Defendants profited by way of increased advisory and other fees.

62. In many cases these profits may have also reflected late trading, as participants in these market timing schemes frequently negotiated a timing agreement with a mutual fund management company/advisor and then proceeded to late trade the target funds through intermediaries.

63. These events have had and will have a series of deleterious effects on the Franklin Templeton Funds, including but not limited to:

(a) Damages including, but without limitation, their incurring excess charges and expenses related to the carrying out of the market timing scheme and their assets wasted in order to accommodate the market timing scheme through heightened reserves and the issuance of securities at artificially deflated values;

(b) Loss of confidence of the investing public in the integrity and management of the Franklin Templeton Funds, thereby resulting in the Franklin Templeton Funds losing NAV and market value;

(c) As a result of Defendants' misconduct, the Franklin Templeton Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the Franklin Templeton Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Franklin Templeton Funds.

DEMAND EXCUSED ALLEGATIONS

64. The Plaintiff has not made demand upon the trustees of the Trust or the directors of the Franklin Templeton Funds to bring an action against the Franklin Defendants, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to the Advisor.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Franklin Defendants and its directors and officers, who manage and control the day-to-day affairs of the Trust and the Franklin Templeton Funds.

(d) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by Franklin management, and thus owe their positions as well as their loyalties solely to Franklin management and lack sufficient independence to exercise business judgment. Because the Trust oversees numerous separate funds, the Trustees derive substantial revenue and other benefits for their services.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by numerous state and federal regulators including the SEC, the New York Attorney General and the Secretary of the Commonwealth of Massachusetts. In addition, the Trustees and the Advisor acknowledge that they have been aware of the illicit conduct alleged herein as early as 2001. As evidenced by the provisions contained in the Franklin Templeton Funds prospectuses addressing market timing, the Trustees were aware of the extent of the market timing conduct in the Franklin Templeton Funds and failed to take appropriate action to further investigate and prevent such illicit and unlawful activity. The Trustees already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Franklin Templeton Funds. Moreover, the Franklin Defendants' lackadaisical response, as demonstrated by the Trustees and the Advisors' failure to take action to recover damages on behalf of the Franklin Templeton Funds despite awareness of the illicit conduct, is clearly insufficient and demonstrative of the conflicts, and true allegiances, of the Trustees of the Trust. By failing to take substantial action until long after being on notice of such activities by federal and state investigations, the Franklin Defendants and Trustees of the Franklin Templeton Funds acquiesced in or condoned such conduct. No shareholder demand would reasonably have caused them to change their complicit disregard for the wrongdoing.

COUNT I

Violation Of Section 36 Of The Investment Company Act And For Control Personal Liability Under The Investment Company Act (Against the Franklin Defendants and the Trustees)

65. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

66. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. §80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

67. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

68. As alleged above in this Complaint, each Franklin Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Franklin Templeton Funds or their shareholders.

69. By agreeing and/or conspiring amongst themselves and with John Does 51-100 to permit and/or encourage the Franklin Fiduciary Defendants and John Does 51-100 to time the Franklin Templeton Funds, the Franklin Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Franklin Templeton Funds and its shareholders.

70. By virtue of the foregoing, the Franklin Defendants and the Trustees have violated Section 36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b).

71. As a direct and proximate result of the Franklin Defendants' wrongful conduct, the assets and value (including the NAV) of the Franklin Templeton Funds have been reduced and diminished and the corporate assets of the Franklin Templeton Funds have been wasted and the Franklin Defendants and the Trustees are liable.

COUNT II
Common Law Breach Of Fiduciary Duty
(Against the Franklin Defendants and the Trustee Defendants)

72. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

73. The Franklin Defendants and the Trustee Defendants and each of them owed to the Franklin Biotechnology Discovery Fund, the Franklin Strategic Series, and the Franklin Templeton Funds, and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each Franklin Templeton Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the Franklin Templeton Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

74. To discharge those duties, the Franklin Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Franklin Templeton Funds.

75. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

76. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Franklin Templeton Funds by permitting or incurring excess charges and expenses to the funds in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

COUNT III
AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against the Calugar Defendants and John Does 51-100)

77. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

78. The Calugar Defendants and John Does 51-100, knew of the existence of the fiduciary duty between the Franklin Defendants and the Trustee Defendants and the Franklin Templeton Funds and knew the extent of that duty. The Calugar Defendants and John Does 51-100, knew of the acts of late trading and timing made by them in the Franklin Templeton Funds

and knew that these acts and manipulative devices were a breach of the fiduciary duties the Franklin Defendants and the Trustee Defendants owed to the Franklin Templeton Funds. The Calugar Defendants and John Does 51-100, maliciously, without justification and through unlawful means, aided and abetted and conspired with the Franklin Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Franklin Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

79. The Calugar Defendants and John Does 51-100, are jointly and severally liable to the Franklin Templeton Funds for damages proximately caused by their aiding and abetting as alleged herein.

80. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Franklin Templeton Funds have been reduced and diminished and the corporate assets of the Franklin Templeton Funds have been wasted.

COUNT IV
CIVIL CONSPIRACY
(Against the Franklin Defendants, the Advisor, the Calugar Defendants and John Does 1-100)

81. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

82. The Franklin Defendants, the Advisor, the Calugar Defendants and John Does 1-100 entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

83. The Franklin Defendants, the Advisor, the Calugar Defendants and John Does 1-100 by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

84. The Franklin Defendants, the Advisor, the Calugar Defendants and John Does 1-100 maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

85. The Franklin Templeton Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Trust and replacing them with independent Trustees,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Franklin Templeton Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

C. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys and experts,

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury of all issues so triable.

CERTIFICATION OF INTERESTED ENTITIES OR PERSONS

Pursuant to Civil L.R. 3-16, the undersigned certifies that as of this date, other than the named parties, there is no such interest to report.

DATED: February 13, 2004

WOLF HALDENSTEIN ADLER FREEMAN & HERZ, LLP
Francis M. Gregorek, Esq.
Betsy C. Manifold, Esq.
Francis A. Bottini, Jr., Esq.
Rachele R. Rickert, Esq.

FRANCIS M. GREGOREK

750 B Street, Suite 2770
San Diego, CA 92101
Telephone: 619/239-4599
Facsimile: 619/234-4599

EXHIBIT A

The Franklin Templeton Funds

The Franklin Templeton Funds is comprised of portfolios that offer domestic and international equity and fixed-income investments which includes, but is not limited to, the following:

INTERNATIONAL
Mutual European Fund
Templeton China World Fund
Templeton Developing Markets Trust
Templeton Foreign Fund
Templeton Foreign Smaller Companies Fund
Templeton International (Ex EM) Fund

GLOBAL
Franklin Global Aggressive Growth Fund
Franklin Global Growth Fund
Mutual Discovery Fund
Templeton Capital Accumulator Fund
Templeton Global Long-Short Fund
Templeton Global Opportunities Trust
Templeton Global Smaller Companies Fund
Templeton Growth Fund
Templeton World Fund

GROWTH
Franklin Aggressive Growth Fund
Franklin Capital Growth Fund
Franklin Flex Cap Growth Fund
Franklin Small-Mid Cap Growth Fund
Franklin Small Cap Growth Fund II[1]

VALUE
Franklin Balance Sheet Investment Fund[2]
Franklin Equity Income Fund
Franklin Large Cap Value Fund
Franklin MicroCap Value Fund[2]
Franklin Small Cap Value Fund
Mutual Beacon Fund
Mutual Qualified Fund
Mutual Shares Fund

BLEND
Franklin Blue Chip Fund
Franklin Convertible Securities Fund
Franklin Growth Fund
Franklin Rising Dividends Fund
Franklin U.S. Long-Short Fund[2]

SECTOR
Franklin Biotechnology Discovery Fund
Franklin DynaTech Fund
Franklin Global Communications Fund
Franklin Global Health Care Fund
Franklin Gold and Precious Metals Fund
Franklin Natural Resources Fund
Franklin Real Estate Securities Fund
Franklin Utilities Fund
Franklin Technology Fund
Mutual Financial Services Fund

ASSET ALLOCATION
Franklin Templeton Conservative Target Fund
Franklin Templeton Growth Target Fund
Franklin Templeton Moderate Target Fund
Franklin Templeton Corefolio Allocation Fund
Franklin Templeton Founding Funds Allocation Fund

INCOME
Franklin Adjustable U.S. Government Securities Fund[3]
Franklin's AGE High Income Fund
Franklin Federal Money Fund[3,4]
Franklin Floating Rate Daily Access Fund
Franklin Floating Rate Trust[5]
Franklin Income Fund
Franklin Money Fund[3,4]
Franklin Short-Intermediate U.S. Government Securities Fund[3]
Franklin Strategic Income Fund
Franklin Strategic Mortgage Portfolio
Franklin Templeton Hard Currency Fund
Franklin Total Return Fund
Franklin U.S. Government Securities Fund[3]
Templeton Global Bond Fund

TAX-FREE INCOME[6]
Double Tax-Free Income Fund
Federal Intermediate-Term Tax-Free Income Fund
Federal Limited-Term Tax-Free Income Fund
Federal Tax-Free Income Fund
High Yield Tax-Free Income Fund
Insured Tax-Free Income Fund[9]
Tax-Exempt Money Fund[3,4]

STATE-SPECIFIC TAX-FREE INCOME[6]

Alabama	Michigan[9]
Arizona	Minnesota[9]
California[10]	Missouri
Colorado	New Jersey
Connecticut	New York[10]
Florida[10]	North Carolina
Georgia	Ohio[9]
Kentucky	Oregon
Louisiana	Pennsylvania
Maryland	Tennessee
Massachusetts[9]	Virginia

VARIABLE INSURANCE PRODUCTS FUNDS
Franklin Templeton Variable Insurance Products Trust[11]

TEMPLETON.CPT.9970

VERIFICATION

I, Ryan McAlvey, being competent to testify and based on personal knowledge, hereby verify that I have read the foregoing complaint against Defendants and that it is true and correct to the best of my knowledge, information, and belief.

Dated: February 13, 2004

[signature]

PJH

C 04 0628

U.S. District Court Northern California

ECF Registration Information Handout

The case you are participating in has been designated for this court's Electronic Case Filing (ECF) Program, pursuant to Local Rule 5-4 and General Order 45. This means that you **must** (check off the boxes ☑ when done):

- ☐ 1) **Register** to become an efiler by filling out the efiler application form. Follow ALL the instructions on the form carefully. If you are already registered in this district, do not register again, your registration is valid for life on all ECF cases in this district.

- ☐ 2) **Serve** this ECF Registration Information Handout on **all** parties in the case along with the complaint, or for removals, the removal notice. DO NOT serve the efiler application form, just this handout.

- ☐ 3) **Email** (do not efile) the complaint and, for removals, the removal notice and all attachments, in PDF format within ten business days, following the instructions below. You do not need to wait for your registration to be completed to email the court.

- ☐ 4) **PACER** (Public Access to Court Electronic Records) access is mandatory to access dockets and documents. If your firm already has a PACER account, please use that - it is not necessary to have an individual account. PACER registration is free. If you need to establish or check on an account, visit: **http://pacer.psc.uscourts.gov** or call **(800) 676-6856**.

BY SIGNING AND SUBMITTING TO THE COURT A REQUEST FOR AN ECF USER ID AND PASSWORD, YOU CONSENT TO ENTRY OF YOUR E-MAIL ADDRESS INTO THE COURT'S ELECTRONIC SERVICE REGISTRY FOR ELECTRONIC SERVICE ON YOU OF ALL E-FILED PAPERS, PURSUANT TO RULES 77 and 5(b)(2)(D) (eff. 12.1.01) OF THE FEDERAL RULES OF CIVIL PROCEDURE.

All subsequent papers in this case shall be filed electronically.

ECF registration forms, interactive tutorials and complete instructions for efiling may be found on the ECF website: **http://ecf.cand.uscourts.gov**

Submitting Initiating Documents

PDF versions of all the initiating documents originally submitted to the court (Complaint or Notice of Removal, Civil Cover Sheet, exhibits, etc.) must be **emailed (not efiled)** to the **PDF email box for the presiding judge** (not the referring judge, if there is one) **within 10 (ten) business days** of the opening of your case. For a complete list of the email addresses, please go to: **http://ecf.cand.uscourts.gov** and click on **[Judges]**.

U.S. District Court Northern California

Submitting Initiating Documents (continued)
You must include the case number and judge's initials in the subject line of all relevant emails to the court. You do not need to wait for your registration to email these documents.

These documents must be emailed instead of e-filed to prevent duplicate entries in the ECF system. All other documents must be e-filed from then on.

Converting Documents to PDF
Conversion of a word processing document to a PDF file is required before any documents may be submitted to the Court's electronic filing system. Instructions for creating PDF files can be found at the ECF web site: **http://ecf.cand.uscourts.gov**, and click on **[FAQ]**.

Email Guidelines
When sending an email to the court, the subject line of the email **must** contain the **case number**, **judge's initials** and the **type of document(s)** you are sending, and/or the topic of the email.

Examples:
The examples below assume your case number is 03-09999 before the Honorable Charles R. Breyer:

Type of Document	Email Subject Line Text
Complaint Only	03-09999 CRB Complaint
Complaint and Notice of Related Case	03-09999 CRB Complaint, Related Case
Complaint and Motion for Temporary Restraining Order	03-09999 CRB Complaint, TRO

Questions
Almost all questions can be answered in our **FAQ**s at **http://ecf.cand.uscourts.gov**, please check them first.

You may also email the ECF Help Desk at ECFhelpdesk@cand.uscourts.gov or call the toll-free ECF Help Desk number at: (866) 638-7829.

The ECF Help Desk is staffed Mondays through Fridays from 9:00am to 4:00pm Pacific time, excluding court holidays.

ORIGINAL
FILED
04 FEB 13 PM 3:55
CLERK U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

RYAN MCALVEY Plaintiff(s) -v- FRANKLIN RESOURCES INC Defendant(s)	C 04-00628 PJH ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE

IT IS HEREBY ORDERED that this action is assigned to the Honorable Phyllis J. Hamilton. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order, the handbook entitled "Dispute Resolution Procedures in the Northern District of California" and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients must familiarize themselves with that rule and with the handbook entitled "Dispute Resolution Procedures in the Northern District of California."

CASE SCHEDULE [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
02/13/2004	Complaint filed	
06/17/2004	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
06/17/2004	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	Civil L.R. 16-8
07/01/2004	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-9
07/08/2004	Case Management Conference in Ctrm.3,17th Floor,SF at 2:30 PM	Civil L.R. 16-10

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

Plaintiff(s),

v.

Defendant(s).

_______________________________________/

No. C PJH

ORDER SETTING CASE MANAGEMENT CONFERENCE AND REQUIRING JOINT CASE MANAGEMENT STATEMENT

IT IS HEREBY ORDERED that, pursuant to Fed. R. Civ. P. 16(b) and Civil L. R. 16-10, a Case Management Conference will be held in this case before the Honorable Phyllis J. Hamilton on , at 2:30 p.m., in Courtroom 3, 17th Floor, Federal Building, 450 Golden Gate Avenue, San Francisco, California.

Plaintiff(s) shall serve copies of this Order immediately on all parties to this action, and on any parties subsequently joined, in accordance with Fed. R. Civ. P. 4 and 5. Following service, plaintiff(s) shall file a certificate of service with the Clerk of the Court.

Counsel shall meet and confer as required by Fed. R. Civ. P. 26(f) prior to the Case Management Conference with respect to those subjects set forth in Fed. R. Civ. P. 16(c) and all of the agenda items listed below. **Not less than seven (7) calendar days** before the conference, counsel shall file a joint case management statement addressing each agenda item in the order in which they are listed below. As required by Civil L. R. 16-9, the case management statement shall include the joint discovery/disclosure report required by Rule 26(f). A proposed order is not necessary. Following the conference, the court will enter its own Case Management and Pretrial Order. If any party is proceeding without counsel, separate statements may be filed by each party.

Each party shall appear personally or by counsel prepared to address all of the matters referred to in this Order and with authority to enter stipulations and make admissions pursuant to this Order. Any request to reschedule the date of the conference shall be made in writing, and by stipulation if possible, at least ten (10) calendar days before the date of the conference and must be based upon good cause.

For the Northern District of California

United States District Court
For the Northern District of California

AGENDA ITEMS

1. Jurisdiction: Does the court have subject matter jurisdiction over all of the plaintiff's claims and defendant's counter-claims? What is the basis of that jurisdiction? Are all the parties subject to the court's jurisdiction? Do any parties remain to be served?

2. Facts: What is the factual basis of plaintiff's claims and defendant's defenses? What is the factual basis of defendant's counter-claims and plaintiff's defenses? Provide a brief description of the events underlying the action.

3. Legal Issues: What are the legal issues genuinely in dispute?

4. Narrowing of Issues: Are there dispositive or partially dispositive issues appropriate for decision by motion or by agreement?

5. Motions: What motions are anticipated?

6. Discovery: What discovery does each party intend to pursue? Can discovery be limited in any manner?

7. Confidentiality: Does either party anticipate the need for a protective order for confidential documents disclosed in discovery or the need to file any documents under seal?

8. Relief: What relief does plaintiff seek? What is the amount of damages sought by plaintiff's claims and by defendant's counter-claims? Explain how damages are computed.

9. ADR: Which ADR process do the parties jointly request?

10. Settlement: What are the prospects for settlement? Does any party wish to have a settlement conference with a magistrate judge?

11. Magistrate Judge Trials: Will the parties consent to have a magistrate judge conduct all further proceedings including trial?

12. Trial: Will this case be tried by jury or to the court? Is it feasible or desirable to bifurcate issues for trial? What is the anticipated length of the trial? When considering

these issues, bear in mind that trials are conducted Monday-Tuesday, Thursday-Friday, from 8:30 a.m. to 1:30 p.m., with two 15-minute breaks. Is it possible to reduce the length of the trial by stipulation, use of summaries or statements, or other expedited means of presenting evidence?

13. Related Cases: Are there any related cases pending in this Court?

14. Class Actions: If a class action, how and when will the class be certified?

15. Scheduling: What are the earliest reasonable dates for discovery cutoff, hearing dispositive motions, pretrial conference and trial? When considering this issue, bear in mind that the court hears dispositive motions no later than 120 days before trial.

16. Such other matters as any party considers conducive to the just speedy and inexpensive resolution of this matter.

17. In order to assist the court in evaluating any need for disqualification or recusal, the parties shall disclose to the court in the case management statement, the identities of any persons, associations, firms, partnerships, corporations (including parent and controlled subsidiary corporations) or other entities known by the parties to have either 1) a financial interest in the subject matter at issue or in a party to the proceeding or 2) any other kind of interest that could be substantially affected by the outcome of the proceeding.

If the disclosure of non-party interested entities or persons has already been made as required by Civil Local Rule 3-16, the parties may simply reference the pleading or document in which the disclosure was made.

IT IS SO ORDERED.

Dated: FEB 3 - 2004

PHYLLIS J. HAMILTON
United States District Judge

JUDGE PHYLLIS J. HAMILTON
Courtroom 3, 17th Floor

Lurline Moriyama, Courtroom Deputy
(415) 522-2023

STANDING ORDER FOR CASES INVOLVING SEALED OR CONFIDENTIAL DOCUMENTS

Proposed Protective Orders

1. The court will not approve a broad protective order that essentially gives each party carte blanche to decide which portions of the record will be sealed and, therefore, not made part of the public record. See Civ. L. R. 79-5; Citizens First Nat'l Bank v. Cincinnati Ins. Co., 178 F.3d 943 (7th Cir. 1999). Fed. R. Civ. Pro. 26(c) as well as the local rules require the court to determine whether good cause exists to seal any portion of the record. Therefore, all proposed protective orders submitted for court approval which contain provisions for filing documents under seal, must also provide a procedure for obtaining the sealing order that complies with Civ. L. R. 79-5.

Requests to File Documents Under Seal

2. No document shall be filed under seal without request for a court order that is narrowly tailored to cover only the document, the particular portion of the document, or category of documents for which good cause exists for filing under seal. To that end, if a party wishes to file a document under seal, that party shall first file a written request for a sealing order setting forth the good cause and accompanied by a proposed order that is narrowly tailored as specified above.

3. It is the responsibility of the party requesting the sealing order to demonstrate good cause. The court will not grant a request based solely on the ground that the opposing party has designated the document as confidential. Rather the requesting party must obtain a declaration establishing good cause from the opposing party. This declaration shall be filed in conjunction with the request for a sealing order. If the opposing party will not comply with a request from the party requesting the sealing order, the requesting party shall file the documents in the public file.

Use of Sealed Documents in Motion Papers

4. The court cautions parties that documents designated as confidential that are attached as exhibits to case-dispositive motions, or redacted portions of case-dispositive briefs that contain confidential information, may nonetheless be re-designated as public information upon proper request. See Foltz v. State Farm Mut. Automobile Ins. Co., 331 F.3d 1122 (9th Cir. 2003). If challenged, the party seeking to protect such information must demonstrate the existence of a "compelling reason" for keeping the documents at issue confidential.

Use of Sealed or Confidential Documents at Trial

5. Notwithstanding any provision of a protective order to the contrary, any document, whether previously designated confidential or previously sealed, will be unsealed and/or will lose its confidential status if offered as an exhibit at trial, absent a showing of the "most compelling" reasons. See Manual for Complex Litigation § 21.432; Foltz, 331 F.3d at 1135-36. Any party believing that a document, portions thereof, or witness testimony should remain confidential or sealed during trial must request in advance of trial that the court take extraordinary measures, such as closing the courtroom to the public or sealing the trial transcript, to protect the confidentiality of that information. The request must be made in writing and filed no later than the date on which pretrial papers are due.

If previously sealed documents are ordered unsealed for use at trial, counsel for the party offering the document as evidence shall within two business days of the conclusion of the trial identify which entries on the docket represent the exhibits actually received. Counsel are required to cooperate with the deputy clerk in order to complete the unsealing process in cases involving voluminous sealed documents.

(Dated: 2/9/04)

Judge Phyllis J. Hamilton
Courtroom 3, 17th Floor

Lurline Moriyama, Court Deputy
(415) 522-2023

Standing Order:

1. CALENDARS

Civil law and motion is held on Wednesday at 9:00 a.m.
Criminal law and motion is held on Wednesday at 1:30 p.m.
Case Management and Pretrial Conferences are held on Thursday at 2:30 p.m.

Counsel need not reserve a hearing date for motions, but should call the Court Deputy in advance for dates that are unavailable. Noticed dates may be reset as the court's calendar requires.

2. DISCOVERY

All discovery disputes shall be referred to the Chief Magistrate Judge for assignment. The words "Discovery Matter" shall appear in the caption of all documents relating to discovery to insure proper routing. Counsel shall contact the clerk for the assigned magistrate judge to schedule any hearing.

3. MOTIONS

Separate statements of undisputed facts in support of or in opposition to motions for summary judgment shall NOT be filed. See Civil L. R. 56-2. The parties may file a truly joint statement of undisputed facts only if all parties agree that the facts are undisputed.

The briefing schedule of motions that are specifically set by the court may not be altered by stipulation; rather the parties must obtain leave of court.

4. CORRESPONDENCE

When corresponding with the court by letter or when submitting a letter brief, provide the original and one copy. Letters should be delivered to the Clerk's Office in San Francisco in an envelope addressed to Judge Hamilton. Do not fax anything to chambers without calling chambers first. A copy marked "Chambers Copy" of all documents filed in the Clerk's Office shall be filed along with the original.

PLAINTIFF IS ORDERED TO SERVE COPIES OF THIS ORDER AT ONCE UPON ALL PARTIES TO THIS ACTION AND UPON ALL PARTIES SUBSEQUENTLY JOINED IN ACCORDANCE WITH RULES 4 AND 5 OF THE FEDERAL RULES OF CIVIL PROCEDURE, AND TO FILE WITH THE CLERK OF THE COURT A CERTIFICATE REFLECTING SUCH SERVICE.

5. E-FILING/CHAMBERS COURTESY COPIES

In all "E-Filing" cases, when filing papers in connection with any motion for determination by the judge, the parties shall, in addition to filing papers electronically, lodge with chambers a printed copy of the papers by the close of the next court day following the day the papers are filed electronically. These printed copies shall be marked "Chambers Copy" and **shall be submitted to the Clerk's Office**, in an envelope clearly marked with the judge's name, case number, and "Chambers Copy." Parties shall not file a paper copy of any document with the Clerk's Office that has already been filed electronically.

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

NOTICE OF AVAILABILITY OF MAGISTRATE JUDGE TO EXERCISE JURISDICTION

In accordance with the provisions of Title 28, U.S.C., § 636(c), you are hereby notified that a United States magistrate judge of this district is available to exercise the court's jurisdiction and to conduct any or all proceedings in this case including a jury or nonjury trial, and entry of a final judgment. Exercise of this jurisdiction by a magistrate judge is, however, permitted only if all parties voluntarily consent.

You may, without adverse substantive consequences, withhold your consent, but this will prevent the court's jurisdiction from being exercised by a magistrate judge.

An appeal from a judgment entered by a magistrate judge may be taken directly to the United States court of appeals for this judicial circuit in the same manner as an appeal from any other judgment of a district court.

Copies of the Form for the "Consent to Exercise of Jurisdiction by a United States Magistrate Judge" are available from the clerk of court.

The plaintiff or removing party shall serve a copy of this notice upon all other parties to this action pursuant to Federal Rules of Civil Procedure 4 and 5.

FOR THE COURT
RICHARD W. WIEKING, CLERK

Mary Ann Buckley
By: Deputy Clerk

magcons.ntc (rev. 10/99)

AO 398 (12/93)

NOTICE OF LAWSUIT AND REQUEST FOR WAIVER OF SERVICE OF SUMMONS

TO: (A) ____

as (B) ______________________ of (C) ______________________

A lawsuit has been commenced against you (or the entity on whose behalf you are addressed.) A copy of the complaint is attached to this notice. It has been filed in the United States District Court

for the (D) ______________________ District of ______________________

and has been assigned docket number (E) ______________ .

This is not a formal summons or notification from the court, but rather my request that you sign and return the enclosed waiver of service in order to save the cost of serving you with a judicial summons and an additional copy of the complaint. The cost of service will be avoided if I receive a signed copy of the waiver within (F) ________ days after the date designated below as the date on which this Notice and Request is sent. I enclose a stamped and addressed envelope (or other means of cost-free return) for your use. An extra copy of the waiver is also attached for your records.

If you comply with this request and return the signed waiver, it will be filed with the court and no summons will be served on you. The action will then proceed as if you had been served on the date the waiver is filed, except that you will not be obligated to answer the complaint before 60 days from the date designated below as the date on which this notice is sent (or before 90 days from that date if your address is not in any judicial district of the United States.)

If you do not return the signed waiver within the time indicated, I will take appropriate steps to effect formal service in a manner authorized by the Federal Rules of Civil Procedure and will then, to the extent authorized by those Rules, ask the court to require you (or the party on whose behalf you are addressed) to pay the full costs of such service. In that connection, please read the statement concerning the duty of parties to waive the service of the summons, which is set forth at the foot of the waiver form.

I affirm that this request is being sent to you on behalf of the plaintiff, this ________ day of

______________________ , ______________ .

____

Signature of Plaintiff's Attorney
or Unrepresented Plaintiff

A — Name of individual defendant (or name of officer or agent of corporate defendant)
B — Title, or other relationship of individual to corporate defendant
C — Name of corporate defendant, if any
D — District
E — Docket number of action
F — Addressee must be given at least 30 days (60 days if located in foreign country) in which to return waiver

AO 399 (12/93)

WAIVER OF SERVICE OF SUMMONS

TO: ____
(NAME OF PLAINTIFF'S ATTORNEY OR UNREPRESENTED PLAINTIFF)

I acknowledge receipt of your request that I waive service of a summons in the action of

______________________________ , which is case number ______________
(CAPTION OF ACTION) (DOCKET NUMBER)

in the United States District Court for the ______________________________ District of

______________________________ . I have also received a copy of the complaint in the action, two copies of this instrument, and a means by which I can return the signed waiver to you without cost to me.

I agree to save the cost of service of a summons and an additional copy of the complaint in this lawsuit by not requiring that I (or the entity on whose behalf I am acting) be served with judicial process in the manner provided by Rule 4.

I (or the entity on whose behalf I am acting) will retain all defenses or objections to the lawsuit or to the jurisdiction or venue of the court except for objections based on a defect in the summons or in the service of the summons.

I understand that a judgment may be entered against me (or the party on whose behalf I am acting) if an answer or motion under Rule 12 is not served upon you within 60 days after ______________ (DATE REQUEST WAS SENT),

or within 90 days after that date if the request was sent outside the United States.

____
DATE

____
SIGNATURE

Printed/Typed Name: ______________________________

As ______________ of ______________
(TITLE) (CORPORATE DEFENDANT)

Duty to Avoid Unnecessary Costs of Service of Summons

Rule 4 of the Federal Rules of Civil Procedure requires certain parties to cooperate in saving unnecessary costs of service of the summons and complaint. A defendant located in the United States who, after being notified of an action and asked by a plaintiff located in the United States to waive service of a summons, fails to do so will be required to bear the cost of such service unless good cause be shown for its failure to sign and return the waiver.

It is not good cause for a failure to waive service that a party believes that the complaint is unfounded, or that the action has been brought in an improper place or in a court that lacks jurisdiction over the subject matter of the action or over its person or property. A party who waives service of the summons retains all defenses and objections (except any relating to the summons or to the service of the summons), and may later object to the jurisdiction of the court or to the place where the action has been brought.

A defendant who waives service must within the time specified on the waiver form serve on the plaintiff's attorney (or unrepresented plaintiff) a response to the complaint and must also file a signed copy of the response with the court. If the answer or motion is not served within this time, a default judgment may be taken against that defendant. By waiving service, a defendant is allowed more time to answer than if the summons had been actually served when the request for waiver of service was received.

INSTRUCTIONS FOR COMPLETION OF ADR FORMS REGARDING SELECTION OF AN ADR PROCESS (ADR L.R. 3-5)

Under ADR L.R. 3-5, by the date set forth in the initial case management scheduling order, counsel shall meet and confer to attempt to agree on an ADR process. By that date, counsel also must file one of the two attached forms, as explained below:

- If the parties have agreed to non-binding arbitration, ENE, mediation, or private ADR, they shall file the form captioned "STIPULATION AND [PROPOSED] ORDER SELECTING ADR PROCESS / ADR CERTIFICATION."

- If the parties either have not yet reached an agreement to an ADR process or they have agreed to an early settlement conference before a magistrate judge, they shall file the form captioned "NOTICE OF NEED FOR ADR PHONE CONFERENCE [ADR L.R. 3-5] / ADR CERTIFICATION."

Please note that parties selecting an early settlement conference with a magistrate judge are required to participate in an ADR phone conference.

Under ADR L.R. 3-5(e), a copy of the applicable form must be received by the ADR Unit by the date set forth in the initial case management scheduling order. This copy may be provided in the form of a courtesy copy designated for the ADR Unit presented along with the filed original or may be submitted by fax directly to the ADR Unit at (415) 522-4112.

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

No. C

Plaintiff,

v.

Defendant.

STIPULATION AND [PROPOSED] ORDER SELECTING ADR PROCESS

ADR CERTIFICATION

The parties stipulate to participate in the following ADR process:

Court Processes:

❑ Arbitration ❑ ENE ❑ Mediation

(To provide additional information regarding timing of session, preferred subject matter expertise of neutral, or other issues, please attach a separate sheet.)

Private Process:

❑ Private ADR (*please identify process and provider*)

____

Dated: __________________ ________________________________

Attorney for Plaintiff

Dated: __________________ ________________________________

Attorney for Defendant

IT IS SO ORDERED:

Dated: __________________ ________________________________

UNITED STATES DISTRICT JUDGE

SIGNATURE AND CERTIFICATION BY PARTIES AND LEAD TRIAL COUNSEL

Pursuant to Civ. L.R. 16 and ADR L.R. 3-5(b), each of the undersigned certifies that he or she has read either the handbook entitled "Dispute Resolution Procedures in the Northern District of California," or the specified portions of the ADR Unit's Internet site <www.adr.cand.uscourts.gov>, discussed the available dispute resolution options provided by the court and private entities, and considered whether this case might benefit from any of them.

(Note: This Certification must be signed by each party and its counsel.)

Dated: ____________ ______________________________
[Typed name and signature of plaintiff]

Dated: ____________ ______________________________
[Typed name and signature of counsel for plaintiff]

Dated: ____________ ______________________________
[Typed name and signature of defendant]

Dated: ____________ ______________________________
[Typed name and signature of counsel for defendant]

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

No. C

Plaintiff,

v.

Defendant.

NOTICE OF NEED FOR ADR PHONE CONFERENCE [ADR L.R. 3-5]

ADR CERTIFICATION

The parties either:

- ❑ have not yet reached an agreement to an ADR process, or
- ❑ have tentatively agreed to a settlement conference before a magistrate judge.

Accordingly, ADR L.R. 3-5 requires a telephone conference with the ADR Director or Program Counsel before the case management conference.

Last day to file Joint Case Management Statement: ____________________

Date of Initial Case Management Conference: ____________________

The following counsel will participate in the ADR phone conference:

Name	*Party Representing*	*Phone No.*	*Fax No.*

(For additional participants, please attach a separate sheet with the above information.)

The ADR Unit will notify you by return fax indicating, in the space below, the date and time of your phone conference. Plaintiff's counsel shall initiate the call using the following number: (415) 522-4603. Please consult ADR L.R. 3-5(d).

For court use only:

ADR Phone Conference Date: ____________________ **Time:** ____________ **AM/PM**

For scheduling concerns, call 415-522-2199.

Date: ____________________

____
ADR Case Administrator

SIGNATURE AND CERTIFICATION BY PARTIES AND LEAD TRIAL COUNSEL

Pursuant to Civ. L.R. 16 and ADR L.R. 3-5(b), each of the undersigned certifies that he or she has read either the handbook entitled "Dispute Resolution Procedures in the Northern District of California," or the specified portions of the ADR Unit's Internet site <www.adr.cand.uscourts.gov>, discussed the available dispute resolution options provided by the court and private entities, and considered whether this case might benefit from any of them.

(Note: This Certification must be signed by each party and its counsel.)

Dated: ______________ ____
[Typed name and signature of plaintiff]

Dated: ______________ ____
[Typed name and signature of counsel for plaintiff]

Dated: ______________ ____
[Typed name and signature of defendant]

Dated: ______________ ____
[Typed name and signature of counsel for defendant]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

Plaintiff(s),	CASE NO.
v.	JOINT CASE MANAGEMENT STATEMENT AND PROPOSED ORDER
Defendant(s).	

The parties to the above-entitled action jointly submit this Case Management Statement and Proposed Order and request the Court to adopt it as its Case Management Order in this case.

DESCRIPTION OF THE CASE

1. A brief description of the events underlying the action:

2. The principal factual issues which the parties dispute:

3. The principal legal issues which the parties dispute:

4. The other factual issues *[e.g. service of process, personal jurisdiction, subject matter jurisdiction or venue]* which remain unresolved for the reason stated below and how the parties propose to resolve those issues:

5. The parties which have not been served and the reasons:

6. The additional parties which the below-specified parties intend to join and the intended time frame for such joinder:

7. The following parties consent to assignment of this case to a United States Magistrate Judge for *[court or jury]* trial:

ALTERNATIVE DISPUTE RESOLUTION

8. *[Please indicate the appropriate response(s).]*

☐ The case was automatically assigned to Nonbinding Arbitration at filing and will be ready for the hearing by *(date)*__________________.

☐ The parties have filed a Stipulation and Proposed Order Selecting an ADR process *(specify process):*________________________.

☐ The parties filed a Notice of Need for ADR Phone Conference and the phone conference was held on or is scheduled for __________________.

☐ The parties have not filed a Stipulation and Proposed Order Selecting an ADR process and the ADR process that the parties jointly request [or a party separately requests] is ____________________________.

9. **Please indicate any other information regarding ADR process or deadline.**

DISCLOSURES

10. **The parties certify that they have made the following disclosures** *[list disclosures of persons, documents, damage computations and insurance agreements]*:

DISCOVERY

11. **The parties agree to the following discovery plan** *[Describe the plan e.g., any limitation on the number, duration or subject matter for various kinds of discovery; discovery from experts; deadlines for completing discovery]*:

TRIAL SCHEDULE

12. **The parties request a trial date as follows:**

13. **The parties expect that the trial will last for the following number of days:**

Dated: ______________ ____

[Typed name and signature of counsel.]

Dated: ______________ ____

[Typed name and signature of counsel.]

CASE MANAGEMENT ORDER

The Case Management Statement and Proposed Order is hereby adopted by the Court as the Case Management Order for the case and the parties are ordered to comply with this Order. In addition the Court orders:

[The Court may wish to make additional orders, such as:

a. Referral of the parties to court or private ADR process;
b. Schedule a further Case Management Conference;
c. Schedule the time and content of supplemental disclosures;
d. Specially set motions;
e. Impose limitations on disclosure or discovery;
f. Set time for disclosure of identity, background and opinions of experts;
g. Set deadlines for completing fact and expert discovery;
h. Set time for parties to meet and confer regarding pretrial submissions;
I. Set deadline for hearing motions directed to the merits of the case;
j. Set deadline for submission of pretrial material;
k. Set date and time for pretrial conference;
l. Set a date and time for trial.]

Dated: ______________ ____

UNITED STATES DISTRICT/MAGISTRATE JUDGE

WELCOME TO THE U.S. DISTRICT COURT, SAN FRANCISCO
OFFICE HOURS: 9:00 A.M. TO 4:00 P.M.
(415) 522-2000

OUR WEBSITE: www.cand.uscourts.gov

IN ADDITION TO THE LOCAL RULES, THE FOLLOWING GUIDELINES HAVE BEEN PROVIDED TO ENSURE THAT THE FILING PROCESS IS ACCOMPLISHED WITH EASE AND ACCURACY. FOR ADDITIONAL INFORMATION OR ASSISTANCE, PLEASE CALL THE ABOVE NUMBER DURING OFFICE HOURS.

1. Documents are to be filed in the Clerk's Office at the location of the chambers of the judge to whom the action has been assigned. We do not accept filings for cases assigned to judges or magistrate judges in the Oakland or San Jose division, per Civil L.R. 3-2(b).

2. This office will retain the original plus one copy of most documents submitted. We will conform as many copies as you bring for your use. Related cases require an extra copy for **each** related action designated.

3. The copy retained goes directly to the assigned Judge. Courtesy copies, or instructions for couriers to deliver a copy directly to chambers are inappropriate, unless you have been instructed to do so by court order.

4. In order to facilitate the file stamping process, each original document should be submitted on top of its copies. In other words, group like documents together--as opposed to a set of originals and separate sets of copies.

5. The case number must indicate whether it is a civil or criminal matter by the inclusion of **C** or **CR** at the beginning of the number. Miscellaneous and foreign judgment matters should also be indicated with initials **MISC** or **FJ** at the end of the case number.

6. The case number must include the initials of the judge and/or magistrate judge followed by the letters designating the case Arbitration **(ARB)**, Early Neutral Evaluation **(ENE)** or Mediation **(MED)**--if assigned to one of those programs.

7. The document caption should include the appropriate judge or magistrate judge involved in a particular matter or before whom an appearance is being made. This is especially important when submitting Settlement Conference Statements.

8. Documents are to be stapled or acco-fastened at the top. Backings, bindings and covers are not required. Two holes punched at the top of the original document will facilitate processing.

9. Appropriately sized, stamped, self-addressed return envelopes are to be included with proposed orders or when filing documents by mail.

10. Proofs of service should be attached to the back of documents. If submitted separately, you must attach a pleading page to the front of the document showing case number and case caption.

11. There are no filing fees once a case has been opened.

12. New cases must be accompanied by a completed and signed Civil Cover Sheet, the filing fee or fee waiver request form and an original plus **two** copies of the complaint and any other documents. For Intellectual Property cases, please provide an original plus **three** copies of the complaint. Please present new cases for filing before 3:30 p.m., as they take a considerable amount of time to process.

13. Copies of forms may be obtained at no charge. They may be picked up in person from the Clerk's Office forms cabinet or with a written request accompanied by an appropriate sized, stamped, self-addressed envelope for return. In addition, copies of the Local Rules may be obtained, free of charge, in the Clerk's Office or by sending a written request, along with a self-addressed, 10" x 14" return envelope, stamped with $3.00 postage to: Clerk, U.S. District Court, 450 Golden Gate Avenue, 16th Floor, San Francisco, CA 94102.

14. Two computer terminals which allow public access to case dockets and one terminal with information regarding files at the Federal Records Center (FRC) are located in the reception area of the Clerk's Office. Written instructions are posted by the terminals. Outside of the Clerk's Office, electronic access to dockets is available through PACER. To obtain information or to register call 1-800-676-6851.

15. A file viewing room is located adjacent to the reception area. Files may be viewed in this area after signing the log sheet and presenting identification. Files are to be returned by 3:45 p.m.. Under no circumstances are files to be removed from the viewing room.

16. The Clerk's Office can only accept payment by **exact change or check** made payable to Clerk, U.S. District Court. No change can be made for fees or the public copy machine.

17. Two pay copy machines are located in the file viewing room for public use, at fifteen cents ($.15) per page. Copy cards may be purchases at the snack bar on the first floor. Orders for copywork may be placed through Eddie's Document

Retrieval by phoning 415-317-5556. Arrangements may be made to bring in a personal copier by calling the Clerk's Office in advance.

18. We have a drop box for filing when the Clerk's Office is closed. Please see attached for availability and instructions.

SAN FRANCISCO JUDGES	SAN JOSE JUDGES	OAKLAND JUDGES
MHP	SW	DLJ
SC	JW	SBA
WWS	RMW	CW
TEH	JF	
VRW		
MMC		
SI		
CRB		
MJJ		
WHA		
PJH		
JSW		

SAN FRANCISCO MAGISTRATE JUDGES

MEJ
BZ
JL
EDL
JCS
EMC

SAN JOSE MAGISTRATE JUDGES

EAI
PVT
RS
HRL

OAKLAND MAGISTRATE JUDGE

WDB

Northern District of California **Frequently Asked Questions (FAQ)**

Filing new cases & other documents
Question:
How do I file after hours using the DROP BOX?

Answer:

San Francisco	16th Floor	building closed between 6PM and 6AM	more info 415-522-2000
San Jose	2nd Floor	building closed between 5PM and 7:30AM	more info 408-535-5364
Oakland	1st Floor	building closed between 5:00 PM and 7:00 AM	more info 510-637-3530

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
DROP BOX FILING PROCEDURES

1. The drop box, located outside the Clerk's Office (see above chart), is available for the filing of documents before 9:00 a.m. and after 4:00 p.m. weekdays. Please note that access to the federal building is limited to 'normal business hours' (as noted in the chart above).

2. The drop box may not be used for the filing of any briefs in support of, or in opposition to, any matter scheduled for a hearing within 7 calendar days. All such documents must be filed in the Clerk's Office during regular office hours by the date due.

3. Using the electronic file stamping machine located next to the drop box, stamp each original document "Received" on the **back side of the last page**. Clerk's Office employees empty the box once each court day when the Clerk's Office opens to the public. The "Filed" date, which will be placed on original documents by Intake personnel, will be the same as the "Received" date, unless the "Received" date is a weekend or Court holiday. In those instances, the "Filed" date will be the first court day following the weekend or holiday. Documents placed in the drop box without a "Received" stamp will be filed as of the day the box is next emptied.

4. After stamping each original and enclosing one copy for the court,* the documents must be placed in an orange court mailing pouch or red Expando folder provided for your convenience. *To facilitate processing of your documents, each original document should*

ADR

alternative dispute resolution program

United States District Court
450 Golden Gate Avenue San Francisco California 94102

Tel: (415) 522-2199
Fax: (415) 522-4112
E-mail: ADR@cand.uscourts.gov
Internet: www.adr.cand.uscourts.gov

ADR

Dispute Resolution Procedures

in the Northern District of California



A D R

Contents

Why does the court offer ADR?

A Message from the Judges of the U.S. District Court

It is the mission of this court to do everything it can to help parties resolve their disputes as fairly, quickly and efficiently as possible. The cases filed in our court present a wide range of issues and circumstances. No single process can be expected to meet the needs of all of these cases.

While traditional litigation can serve parties' interests well in some situations, many cases have needs that can be better met through other procedures. We offer a wide selection of non-binding alternative dispute resolution (ADR) options—each of which provides different kinds of services—so that parties can use the procedure that best fits the particular circumstances of their case.

As discussed in the following pages, ADR processes can offer numerous advantages over both formal litigation and direct negotiations between the parties. In contrast to formal litigation and direct negotiations, ADR procedures may lead to resolutions that are:

- faster
- less expensive
- more creative
- better tailored to all parties' underlying interests

We urge you to consider using an ADR process in any civil case, at any time. The court's professional ADR staff, which includes attorneys with expertise in ADR procedures, is available to help you select a suitable option or to customize an ADR procedure to meet your needs. Our ADR processes, which are governed by the court's ADR Local Rules, are available in each civil case, regardless of whether the case was assigned to a particular ADR program at filing.

This handbook informs you about:

- the benefits of ADR
- available ADR options
- selecting an appropriate ADR process
- procedures in ADR programs

To help ensure that you make informed choices, the court requires, under Civil Local Rule 16, that every attorney and client certify that they have read this handbook and considered the ADR options. Reading this handbook is not a substitute for understanding the ADR Local Rules. Be sure to consult the rules when selecting and participating in an ADR process.

We have committed substantial resources to our ADR programs because we are confident that litigants who use them conscientiously can save significant money and time and will often obtain more satisfying results.

Marilyn Hall Patel
Chief Judge
For all the Judges of the Court

How can ADR help my case?

Most cases can benefit in some way from ADR. The various ADR processes offer different types of benefits. Each ADR process offers at least some of the following advantages over traditional litigation or direct settlement negotiations.

Produce more satisfying results

After litigating a case through trial, even the winners may feel they have lost. The costs and time commitment on both sides may be enormous. *Sometimes neither side is satisfied with the result—and any relationship that* may have existed between the parties is likely to have been severely strained. On the other hand, ADR may:

- help settle all or part of the dispute much sooner than trial
- permit a mutually acceptable solution that a court would not have the power to order
- save time and money
- preserve ongoing business or personal relationships
- increase satisfaction and thus result in a greater likelihood of a lasting resolution

Allow more flexibility, control and participation

In formal litigation, the court is limited in the procedures it must follow and the remedies it may award—and submitting a case to a judge or jury can be extremely risky. ADR processes are more flexible and permit parties to participate more fully and in a wider range of ways. They afford parties more control by providing opportunities to:

- tailor the procedures used to seek a resolution
- broaden the interests taken into consideration
- fashion a business-driven or other creative solution that may not be available from the court
- protect confidentiality
- eliminate the risks of litigation

In traditional litigation, sometimes the parties stop communicating directly—and it is only after a significant amount of time and expensive discovery or motions that the parties understand what is really in dispute. ADR can expedite the parties' access to information. It can also improve the quality of justice by helping the parties obtain a better understanding of their case early on. It may:

- provide an opportunity for clients to communicate their views directly and informally
- help parties get to the core of the case and identify the disputed issues
- enhance the parties' understanding of the relevant law and the strengths and weaknesses of their positions
- help parties agree to exchange key information directly

Attorneys in litigation sometimes find it difficult, early in the case, to devise a cost-effective case management plan, reach stipulations or narrow the dispute. An ADR neutral can help parties:

- streamline discovery and motions
- narrow the issues in dispute and identify areas of agreement and disagreement
- reach factual and legal stipulations

Due to its adversarial nature, litigation sometimes increases the level of hostility between sides, which can make communication more difficult and impede chances for settlement. In contrast, a trained ADR neutral can:

- improve the quality and tone of communication between parties
- decrease hostility between clients and between lawyers
- reduce the risk that parties will give up on settlement efforts

Although most cases can benefit in some way from ADR, some cases might be better handled without ADR. These include suits in which:

- a party seeks to establish precedent
- a dispositive motion requiring little preparation will probably succeed
- a party needs the protections of formal litigation
- a party prefers that a judge preside over all processes

If your dispute might benefit from one or more of the listed advantages, you should seriously consider trying ADR and give careful thought to selecting the most appropriate process for your case.

Which ... does ...

The court ... processes:

- **Arbitration** (non-binding, or binding if all parties agree)
- **Early Neutral Evaluation**
- **Mediation**
- **Settlement Conferences** conducted by magistrate judges or district judges

Each of these programs is described separately in the next few pages. Please consult the ADR Local Rules for more information. The court's ADR staff will help parties customize an ADR process to meet their needs.

The court also makes available other dispute resolution processes and encourages parties to consider retaining the services of private sector ADR providers as discussed on page 19 and in ADR Local Rule 8.

The goal of court-sponsored arbitration is to provide parties with an adjudication that is earlier, faster, less formal and less expensive than trial. The award (a proposed judgment) in a non-binding arbitration may either:

- become the judgment in the case if all parties accept it, or
- serve as a starting point for settlement discussions

At the election of the parties, either one arbitrator or a panel of three arbitrators presides at a hearing where the parties present evidence through documents, other exhibits and testimony. The application of the rules of evidence is relaxed somewhat in order to save time and money.

The process includes important, trial-like sources of discipline and creates good opportunities to assess the impact and credibility of key witnesses:

- parties may use subpoenas to compel witnesses to attend or present documents
- witnesses testify under oath, through direct and cross-examination
- the proceedings can be transcribed and testimony could, in some circumstances, be used later at trial for impeachment

Arbitrators apply the law to the facts of the case and issue a non-binding award on the merits. Arbitrators do not "split the difference" and do not conduct mediations or settlement negotiations.

... trial:

Either party may reject the non-binding award and request a trial *de novo* before the assigned judge, who will not know the content of the arbitration award. If no such demand is filed within the prescribed time, the award becomes the final judgment of the court and is not subject to appellate review. There is no penalty for demanding a trial *de novo* or for failing to obtain a judgment at trial that is more favorable than the arbitration award. Rejecting an arbitration award will not delay the trial date.

Parties may stipulate in advance to waive their right to seek a trial *de novo* and thereby commit themselves to be bound by the arbitration award.

[illegible]:

The court provides the parties with a list of 10 trained arbitrators. Taking turns, the parties strike four names and rank the remaining six in order of preference. The court attempts to assign the parties' first choice.

All arbitrators on the court's panel have the following qualifications:

- admission to the practice of law for at least 10 years
- for at least five years, spent a minimum of 50 percent of professional time litigating or had substantial experience as an ADR neutral
- training by the court

Attendance:

Insurers of parties are strongly encouraged to attend the arbitration. The following individuals are required to attend:

- clients with knowledge of the facts
- the lead trial attorney for each party
- any witnesses compelled by subpoena

Confidentiality:

The arbitration award is not admissible at a subsequent trial *de novo*, unless the parties stipulate otherwise. The award itself is sealed upon filing and may not be disclosed to the assigned judge until the court has entered final judgment in the action or the action is otherwise terminated. Recorded communications made during the arbitration may, for limited purposes, be admissible at a trial *de novo*. See 28 U.S.C. § 655(c).

Timing:

An arbitration may be requested at any time. For cases assigned at filing, the arbitration hearing is generally held within six months of filing the last responsive pleading. For later-referred cases, the hearing is generally held within 120 days after referral to arbitration. The hearing date is set by the arbitrator(s) after consultaton with the parties.

Written [illegible]

The parties exchange and submit written statements to the arbitrator(s) at least 10 days before the arbitration. The statements are not filed with the court.

All civil cases are eligible. Cases that do not meet the criteria for referral to arbitration at filing under ADR Local Rule 4-2 may not be referred to arbitration unless all parties consent in writing. Cases with the following characteristics may be particularly appropriate for arbitration:

- only monetary (and not injunctive) relief is sought
- the complaint alleges personal injury, property damage or breach of contract
- the amount in controversy is less than $150,000
- the case turns on credibility of witnesses
- the case does not present complex or unusual legal issues

Cost:

There is no charge to the litigants.

[illegible]:

ADR Local Rule 4.

Goal:

The goals of Early Neutral Evaluation (ENE) are to:

- enhance direct communication between the parties about their claims and supporting evidence
- provide an assessment of the merits of the case by a neutral expert
- provide a "reality check" for clients and lawyers
- identify and clarify the central issues in dispute
- assist with discovery and motion planning or with an informal exchange of key information
- facilitate settlement discussions, when requested by the parties

ENE aims to position the case for early resolution by settlement, dispositive motion or trial. It may serve as a cost-effective substitute for formal discovery and pretrial motions. Although settlement is not the major goal of ENE, the process can lead to settlement.

Process:

The evaluator, an experienced attorney with expertise in the subject matter of the case, hosts an informal meeting of clients and counsel at which the following occurs:

- each side—through counsel, clients or witnesses—presents the evidence and arguments supporting its case (without regard to the rules of evidence and without direct or cross-examination of witnesses)
- the evaluator identifies areas of agreement, clarifies and focuses the issues and encourages the parties to enter procedural and substantive stipulations
- the evaluator writes an evaluation in private that includes:
  - an estimate, where feasible, of the likelihood of liability and the dollar range of damages
  - an assessment of the relative strengths and weaknesses of each party's case
  - the reasoning that supports these assessments

the evaluator offers to present the evaluation to the parties, who may then ask either to:

- hear the evaluation (which must be presented if any party requests it), *or*
- postpone hearing the evaluation to:
  - engage in settlement discussions facilitated by the evaluator, often in separate meetings with each side, *or*
  - conduct focused discovery or make additional disclosures

if settlement discussions do not occur or do not resolve the case, the evaluator may:

- help the parties devise a plan for sharing additional information and/or conducting the key discovery that will expeditiously equip them to enter meaningful settlement discussions or position the case for resolution by motion or trial
- help the parties realistically assess litigation costs
- determine whether some form of follow up to the session would contribute to case development or settlement

The evaluator has no power to impose settlement and does not attempt to coerce a party to accept any proposed terms. The parties' formal discovery, disclosure and motion practice rights are fully preserved. The confidential evaluation is non-binding and is not shared with the trial judge. The parties may agree to a binding settlement. If no settlement is reached, the case remains on the litigation track.

The court's ADR staff appoints an ENE evaluator with expertise in the substantive legal area of the lawsuit, who is available and has no apparent conflict of interest. The parties may object to the evaluator if they perceive a conflict of interest.

All evaluators on the court's panel have the following qualifictions:

- admission to the practice of law for at least 15 years
- experience with civil litigation in federal court
- expertise in the substantive law of the case
- training by the court

Many evaluators also have received the court's mediation training.

Attendance:

The following individuals are required to attend in person:

- clients with settlement authority and knowledge of the facts
- the lead trial attorney for each party
- insurers of parties, if their agreement would be necessary to achieve settlement

Requests to permit attendance by phone rather than in person, which will be granted only under extraordinary circumstances, may be made to the ADR Magistrate Judge. Clients are strongly encouraged to participate actively in the ENE session.

Confidentiality:

Communications made in connection with an ENE session ordinarily may not be disclosed to the assigned judge or to anyone else not involved in the litigation, unless otherwise agreed.

Timing:

An ENE session may be requested at any time. Usually, the time for holding the ENE session is:

- for cases in the ADR Multi-Option program (see page 27), presumptively within 90 days after the first Case Management Conference, but this date may be changed by the judge for good cause
- for other cases, generally 60-90 days after the referral to ENE, or as otherwise fixed by the court

The evaluator contacts counsel to schedule an initial telephone conference to set the date, time and location of the ENE session and to discuss how to maximize the utility of ENE.

Written submissions:

Counsel exchange and submit written statements to the evaluator at least 10 days before the ENE session. ADR Local Rule 5-9 lists special requirements for intellectual property cases. The statements are not filed with the court.

All civil cases are eligible if the court has an available evaluator with the appropriate subject matter expertise. Cases with the following characteristics may be particularly appropriate:

- counsel or the parties are far apart on their view of the law and/or value of the case
- the case involves technical or specialized subject matter—and it is important to have a neutral with expertise in that subject
- case planning assistance would be useful
- communication across party lines (about merits or procedure) could be improved
- equitable relief is sought—if parties, with the aid of a neutral expert, might agree on the terms of an injunction or consent decree

The evaluator volunteers preparation time and the first four hours of the ENE session. After four hours of ENE, the evaluator may either (1) continue to volunteer his or her time or (2) give the parties the option of concluding the procedure or paying the evaluator for additional time at an hourly rate of $200, to be split among the parties as they determine. The procedure continues only if all parties and the evaluator agree. After eight hours in one or more ENE sessions, if all parties agree, the evaluator may charge his or her hourly rate or such other rate that the parties agree to pay.

ADR Local Rule 5.

Goal:

The goal of mediation is to reach a mutually satisfactory agreement resolving all or part of the dispute by carefully exploring not only the relevant evidence and law, but also the parties' underlying interests, needs and priorities.

Process:

Mediation is a flexible, non-binding, confidential process in which a neutral lawyer-mediator facilitates settlement negotiations. The informal session typically begins with presentations of each side's view of the case, through counsel or clients. The mediator, who may meet with the parties in joint and separate sessions, works to:

- improve communication across party lines
- help parties clarify and communicate their interests and those of their opponent
- probe the strengths and weaknesses of each party's legal positions
- identify areas of agreement and help generate options for a mutually agreeable resolution

The mediator generally does not give an overall evaluation of the case. Mediation can extend beyond traditional settlement discussion to broaden the range of resolution options, often by exploring litigants' needs and interests that may be independent of the legal issues in controversy.

Preservation of [illegible]:

The mediator has no power to impose settlement and does not attempt to coerce a party to accept any proposed terms. The parties' discovery, disclosure and motion practice rights are fully preserved. The parties may agree to a binding settlement. If no settlement is reached, the case remains on the litigation track.

The court's ADR staff appoints a mediator who is available and has no apparent conflicts of interest. The parties may object to the mediator if they perceive a conflict of interest.

All mediators on the court's panel have the following qualificatiions:

- admission to the practice of law for at least 7 years
- experience in communication and negotiation techniques
- knowledge about civil litigation in federal court
- training by the court

The following individuals are required to attend the mediation session in person:

- clients with settlement authority and knowledge of the facts
- the lead trial attorney for each party
- insurers of parties, if their agreement would be necessary to achieve a settlement

Requests to permit attendance by phone rather than in person, which will be granted only under extraordinary circumstances, may be made to the ADR Magistrate Judge. Clients are strongly encouraged to participate actively in the mediation

Communications made in connection with a mediation ordinarily may not be disclosed to the assigned judge or to anyone else not involved in the litigation, unless otherwise agreed.

A mediation may be requested at any time. Usually, the time for holding the mediation is:

- for cases in the ADR Multi-Option program (see page 27), presumptively within 90 days after the first Case Management Conference, but this date may be changed by the judge for good cause
- for other cases, generally 60-90 days after the referral to mediation, or as otherwise fixed by the court

The mediator contacts counsel to schedule an initial telephone conference to set the date, time and location of the mediation session and to discuss how to maximize the utility of mediation.

Counsel exchange and submit written statements to the mediator at least 10 days before the mediation. The mediator may request or accept additional confidential statements that are not shared with the other side. These statements are not filed with the court.

[illegible]

All civil cases are eligible. Cases with the following characteristics may be particularly appropriate:

- the parties desire a business-driven or other creative solution
- the parties may benefit from a continuing business or personal relationship
- multiple parties are involved
- equitable relief is sought—if parties, with the aid of a neutral, might agree on the terms of an injunction or consent decree
- communication appears to be a major barrier to resolving or advancing the case

Cost:

The mediator volunteers preparation time and the first four hours of the mediation. After four hours of mediation, the mediator may either (1) continue to volunteer his or her time or (2) give the parties the option of concluding the procedure or paying the mediator for additional time at an hourly rate of $200, to be split among the parties as they determine. The mediation continues only if all parties and the mediator agree. After eight hours in one or more mediation sessions, if all parties agree, the mediator may charge his or her hourly rate or such other rate that the parties agree to pay.

[illegible]

ADR Local Rule 6.

[illegible]

The goal of a settlement conference is to facilitate the parties' efforts to negotiate a settlement of all or part of the dispute.

[illegible]

A judicial officer, usually a magistrate judge, helps the parties negotiate. Some settlement judges also use mediation techniques to improve communication among the parties, probe barriers to settlement and assist in formulating resolutions. Settlement judges might articulate views about the merits of the case or the relative strengths and weaknesses of the parties' legal positions. Often settlement judges meet with one side at a time, and some settlement judges rely primarily on meetings with counsel.

[illegible] to trial:

The settlement judge has no power to impose settlement and does not attempt to coerce a party to accept any proposed terms. The parties may agree to a binding settlement. If no settlement is reached, the case remains on the litigation track. The parties' formal discovery, disclosure and motion practice rights are fully preserved.

[illegible]

A magistrate judge or, in limited circumstances, a district judge conducts the settlement conference. The judge who would preside at trial does not conduct the settlement conference unless the parties stipulate in writing and the judge agrees. Parties may request a specific magistrate judge or rank several magistrate judges in order of preference. The court will attempt to accommodate such preferences.

Magistrate judges have standing orders setting forth their requirements for settlement conferences, including written statements and attendance. Questions about these issues should be directed to the chambers of the assigned magistrate judge.

Attend:

Settlement judges' standing orders generally require the personal attendance of lead trial counsel and the parties. This requirement is waived only when it poses a substantial hardship, in which case the absent party is required to be available by telephone. Persons who attend the settlement conference are required to be thoroughly familiar with the case and to have authority to negotiate a settlement.

Confidentiality:

Communications made in connection with a settlement conference ordinarily may not be disclosed to the assigned judge or to anyone else not involved in the litigation, unless otherwise agreed.

Timing:

The assigned judge may refer a case to a magistrate judge for a settlement conference at any time. The timing of the settlement conference depends on the schedule of the assigned magistrate judge.

Written submissions:

Written settlement conference statements, when required, are submitted directly to the settlement judge. The statements are not filed with the court.

Appropriate cases/circumstances:

All civil cases are eligible. Cases with the following characteristics may be particularly appropriate:

- a client or attorney prefers to appear before a judicial officer
- issues of procedural law are especially important
- a party is not represented by counsel

Cost:

There is no charge to the litigants.

Governi[illegible] rule:

ADR Local Rule 7.

[illegible]

The court's ADR staff will work with parties to customize an ADR process to meet the needs of their case or to design an ADR process for them. An ADR staff member is available for a telephone conference with all counsel to discuss ADR options. Clients are invited to join such conferences.

[illegible] mary Bench[illegible]

The ADR staff can help parties structure a non-binding summary bench or jury trial under ADR Local Rule 8-1. A summary bench or jury trial is a flexible, non-binding process designed to:

- promote settlement in complex, trial-ready cases headed for long trials
- provide an advisory verdict after an abbreviated presentation of evidence
- offer litigants a chance to ask questions and hear the reactions of the judge and/or jury
- trigger settlement negotiations based on the judge's or jury's non-binding verdict and reactions

[illegible]

The assigned judge may appoint a special master, whose fee is paid by the parties, to serve a wide variety of functions, including:

- discovery manager
- fact-finder
- host of settlement negotiations
- post-judgment administrator or monitor

Private ADR Providers

The court encourages parties to consider private sector ADR providers who offer services including arbitration, mediation, fact-finding, neutral evaluation and private judging. Private providers may be lawyers, law professors, retired judges or other professionals with expertise in dispute resolution techniques. They generally charge a fee.

[illegible]

Each ADR process meets different needs and circumstances. When selecting an ADR process, you should carefully consider the needs of your particular case or situation and identify the goals you hope to achieve through ADR. Then select the ADR process that appears to maximize the potential for achieving your goals.

The chart on the next page may help you select an ADR process. The chart summarizes the court's general observations about the major benefits of ADR and the extent to which the court's four major ADR processes are likely to accomplish them. These are generalizations that the court believes are accurate in many, but not all, cases. The likelihood that a particular ADR process will deliver a benefit depends not only on the type of process, but on numerous other factors including: the style of the neutral; the type and procedural posture of the case; and the parties' and counsel's attitudes and personalities, level of preparation, and experience with the particular ADR process. The court's ADR staff is available to help you select or customize an ADR process to meet your needs.

[illegible] lawyer

If you are not represented by a lawyer, the court generally suggests that you select the option of a magistrate judge settlement conference where your questions and concerns can be addressed directly by a judge who has experience working with unrepresented parties. Volunteer mediators, evaluators, and arbitrators, who take only a few cases each year, sometimes feel uncomfortable working with unrepresented parties, making it more difficult to place your case in these programs and potentially slowing down the process. If you do select mediation, ENE, or non-binding arbitration and we are unable to find a suitable neutral, your case will be re-directed to a settlement conference with a magistrate judge.

How likely is each ADR Process to deliver the specific benefit?

[illegible] = Very likely [illegible] = Somewhat likely [illegible] = Unlikely

	Arbitration	ENE	Mediation	Settlement Conference
[illegible] SATISFACTION				
Help settle all or part of dispute	[illegible]			
Permit creative/business driven solution that court could not offer	[illegible]			
Preserve personal or business relationships	[illegible]			
Increase satisfaction and thus improve chance of lasting solution	[illegible]			
[illegible] CONTROL [illegible]				
Broaden the interests taken into consideration	N/A			
Protect confidentiality				
Provide trial-like hearing				
Provide opportunity to appear before judicial officer				
[illegible]				
Help parties agree on further conduct of the case				
Streamline discovery and motions				
Narrow issues and identify areas of agreement				
Reach stipulations				

[illegible]				
Help get to core of case and sort out issues in dispute				
Provide neutral evaluation of case				
Provide expert in subject matter				
Help parties see strengths and weaknesses of positions				
Permit direct and informal communication of clients' views				
Provide opportunity to assess witness credibility and performance				
Help parties agree to an informal exchange of key information				
[illegible]				
Improve communications between parties/attorneys	[illegible]			
Decrease hostility	[illegible]			

Notes:

1. Arbitration may provide this benefit when the award triggers or contributes to settlement discussions.
2. ENE may provide this benefit when the parties use it for settlement discussions. Many of the court's ENE evaluators also have been trained as mediators.
3. Depending on the settlement judge's particular style, a settlement conference may or may not deliver this benefit.
4. The arbitration award may not be disclosed to the assigned trial judge until the action is terminated. Although the award is not admissable at a trial *de novo*, recorded communications made during the arbitration may be admissable for limited purposes.
5. Mediations may deliver this benefit, but they focus primarily on settlement.
6. Depending on the subject matter of the dispute, the neutral may have expertise.
7. This benefit may result if the parties participate actively in the joint session.

What [illegible] know?

How do I [illegible] my case into [illegible] Process?

There are three ways cases can enter an ADR process:

At filing

Some cases are presumptively assigned at filing to arbitration. *See* ADR Local Rules 2-3 and 4-2. Other cases are assigned at filing to the ADR Multi-Option Program. *See* page 27 and ADR Local Rules 2-3 and 3-3.

By stipulation/[illegible]

Counsel may file a stipulation and proposed order with the assigned judge. *See* ADR Local Rule 2-3(b).

By other order [illegible]

The assigned judge may order the case into an ADR program at the request of a party or on the judge's own initiative. *See* Local Rule 2-3(b).

What if my case [illegible] arbitration [illegible] ADR [illegible]

If your case was assigned to arbitration at filing and you would prefer a different ADR process, you may switch processes if the assigned judge so orders, pursuant to the request of one party or stipulation of all parties. You must submit this request within 60 days after the case was filed or within 20 days of the defendant's first appearance. *See* ADR Local Rule 4-2(c).

Counsel, individually or jointly, can request an ADR referral at any time. The court encourages the use of ADR as early as it can be helpful.

[illegible] Conference

If all parties agree on an ADR process before the initial Case Management Conference, which usually occurs about 120 days after filing, you should submit a stipulation and proposed order identifying the process selected and the time frame you prefer.

[illegible] Conference

If all parties have not yet agreed on an ADR process before the initial Case Management Conference, you will discuss ADR with the judge at the conference. You are asked to state your ADR preferences in the Joint Case Management Statement you file before that conference.

[illegible] time to use ADR [illegible] discovery should I [illegible]

You should consider using ADR early, whether you are seeking assistance with settlement or case management. Conducting full-blown discovery before an ADR session may negate potential cost savings. If you are using ADR for settlement purposes, you should know enough about your case to assess its value and identify its major strengths and weaknesses.

[illegible] my case's status on the [illegible] discovery?

Assignment to an ADR process generally does not affect the status of your case in litigation. Disclosure, discovery and motions are not stayed during ADR proceedings unless the court orders otherwise. Judges sometimes postpone case management or status conferences until after the parties have had an ADR session. If your case does not settle through ADR, it remains on the litigation track.

How [illegible] parties [illegible]

Getting settlement [illegible]

Sometimes advocates are reluctant to initiate settlement discussions. The availability of multiple ADR options and the ADR staff allows a party to explore settlement potential without indicating any litigation weakness.

Saving time and money

For various reasons, direct settlement discussions often do not occur until late in the lawsuit after much time and money have been spent. A substantial amount of time and money can be saved if parties actively explore settlement early in the pretrial period. An ADR process can provide a safe and early opportunity to discuss settlement.

Providing momentum and a "back up"

Often parties successfully negotiate an early resolution to their dispute on their own. Even if you are negotiating a settlement without the assistance of a neutral, you should still consider having your case referred to an ADR process to use as a "back up" in the event the case does not settle. Meanwhile, knowing that you have a date for the ADR process may help provide momentum and a "deadline" for your direct settlement discussions.

Overcoming obstacles to settlement

The adversarial nature of litigation often makes it difficult for counsel and parties to negotiate a settlement effectively. An ADR neutral can help overcome barriers to settlement by selectively using information from each side to:

- help parties engage in productive dialogue
- help each party understand the other side's views and interests
- communicate views or proposals in more palatable terms
- gauge the receptiveness of proposals
- help parties realistically assess their alternatives to settlement
- help generate creative solutions

Improving case management

Discovery can be broad and expensive and sometimes fails to focus on the most important issues in the case. An early meeting with a neutral such as an ENE evaluator may help parties agree to a focused, cost-effective discovery plan or may help them agree to exchange information informally.

About 98 percent of civil cases in our court are resolved without a trial. If you don't raise your best arguments in settlement discussions, you risk failing to achieve the best result for your side. Although you need not reveal in an ADR session sensitive information related to trial strategy, you might find it useful to raise it in a confidential separate session with the neutral (available after the evaluator prepares the evaluation in ENE, or at any time in mediation or a settlement conference). You can then hear the neutral's views of the significance of the information and whether or when sharing it with the other side may benefit you in the negotiations.

[illegible] ADR Multi-Option [illegible]

If your case is assigned automatically to the ADR Multi-Option program governed by ADR Local Rule 3, you will be notified on the initial case management scheduling order. In this program, you are presumptively required to participate in one non-binding ADR process offered by the court or, with the assigned judge's permission, in an ADR process offered by a private provider.

We encourage you to discuss ADR with the other side and stipulate to an ADR process as early as feasible. If you do not stipulate early, you may be required to participate in a joint telephone conference with an ADR staff member to consider suitable ADR options for your case. If you have not stipulated before your case management conference, you will discuss ADR with the judge who may refer you to one of the court's ADR processes.

[illegible] ADR Phone Conference and [illegible]

During ADR Phone Conferences, the court's ADR staff helps counsel select or customize an ADR process that meets the needs of the parties. Clients are encouraged to participate. You may contact the ADR Unit to schedule an ADR Phone Conference.

Where can I get information?

Website

Our website at **www.adr.cand.uscourts.gov** contains information about the court's ADR Programs, including the contents of this ADR handbook, the ADR Local Rules, and an application to serve as a neutral.

Clerk's Office

You may obtain copies of this handbook and the ADR Local Rules from the intake counter at the Clerk's Office. The phone number of the Clerk's Office in San Francisco is (415) 522-2000.

Court Library

The court's library on the 18th floor of the Federal Building and United States Courthouse in San Francisco is open to counsel and clients who have cases pending before the court. The library has a collection of resources on ADR. The collection includes an "ENE Handbook," which was prepared by the court for evaluators, but which might be helpful to counsel and clients with cases in ENE. The library's telephone number is (415) 436-8130.

ADR Unit

For information about selecting an ADR process or customizing one for your case, conflicts of interest, becoming a neutral or for other information, contact:

ADR Unit - U.S. District Court
450 Golden Gate Avenue
San Francisco, CA 94102
Tel: (415) 522-2199
Fax: (415) 522-4112
E-mail: ADR@cand.uscourts.gov
Internet: www.adr.cand.uscourts.gov